UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 28, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission file number: 0-26786

APAC Customer Services, Inc.
(Exact name of registrant as specified in its charter)

Illinois	**36-2777140**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

Bannockburn Lake Office Plaza 1, 2333 Waukegan Road, Suite 100, Bannockburn, Illinois 60015
(Address of principal executive offices)

Registrant's telephone number, including area code: **(847) 374-4980**

Securities registered pursuant to Section 12(b) of the Act: **Common Shares, $0.01 Par Value, NASDAQ**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (l) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (see the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer* ☒ Smaller reporting company ☐
(*Do not check if a smaller reporting company)

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

The aggregate market value of the registrant's common shares held by non-affiliates was approximately $33.9 million based on the last sale price as of June 27, 2008.

As of February 27, 2009, 50,782,353 common shares were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on June 3, 2009 are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Forward-Looking Statements and Factors that May Affect Future Results

In passing the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Congress encouraged public companies to make "forward-looking statements" by creating a "safe harbor" to protect companies from securities law liability in connection with forward-looking statements. We intend to qualify its written and oral forward-looking statements for protection under the Reform Act and any other similar safe harbor provisions. Unless the context indicates otherwise, the words "Company," "we," "our," and "us," when used in this Annual Report on Form 10-K refer collectively to APAC Customer Services, Inc. and its wholly-owned subsidiaries.

Generally, forward-looking statements include expressed expectations, estimates and projections of future events and financial performance and the assumptions on which these expressed expectations, estimates and projections are based. Statements that are not historical facts, including statements about our beliefs and expectations and those of our management are forward-looking statements. Sometimes these statements will contain words such as "believes," "expects," "anticipates," "intends," "estimates," "goals," "would," "could," "should," "plans," and other similar words. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events, and they are subject to known and unknown risks and uncertainties that can cause actual events and results to differ materially from historic results and those projected.

Due to such uncertainties, the investment community is cautioned not to place undue reliance on our written or oral forward-looking statements, which speak only as of the date on which they were made. If no date is provided, such statements speak only as of the date of this Annual Report on Form 10-K. We expressly undertake no obligation to publicly update or revise any forward-looking statements as a result of changed assumptions, new information, future events or otherwise.

Forward-looking statements are contained in this Annual Report on Form 10-K, primarily in Items 1, 1A, 3, 7, and 7A. Moreover, through our senior management, we may from time to time make forward-looking statements about matters described herein or about other matters concerning us.

There are numerous factors that could prevent us from achieving our goals and cause future results to differ materially from historic results or those expressed or implied by our forward-looking statements including, but not limited to, the following:

- Our revenue is generated from a limited number of clients and the loss of one or more of them, or a reduction in their demand for our services, could materially affect our financial results.
- Our business may be affected by the performance of our clients and general economic conditions.
- Our financial results depend on our ability to effectively manage our production capacity and our workforce.
- Our success is subject to the terms of our client contracts.
- Our success depends on our ability to sustain profitability.
- Our business may be affected by our cash flows from operations and our ability to comply with our debt covenants and funding requirements under our credit facility.
- Our financial results may be affected by risks associated with international operations and expansion, including foreign currency fluctuations.
- Our principal shareholder can exercise significant control over us.
- Our success depends on key personnel.
- We operate in a highly competitive environment.
- Circumstances outside our control such as typhoons, earthquakes, floods and other acts of God, political instability, equipment malfunction, telephone or data service interruptions, changes in the telecommunications market, war and terrorism could seriously harm our domestic or off-shore business.
- Our inability to attract and retain a sufficient number of qualified employees could negatively impact our business.

- Unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, penalties and may cause us to lose clients.

- Our business and our clients' businesses are subject to federal and state regulation and industry standards.

More detailed discussions of these risk factors can be found in Items 1A and Item 7 of this Annual Report on Form 10-K.

In various places throughout this Annual Report on Form 10-K we use certain non-GAAP financial measures when describing our performance. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance that excludes or includes amounts so as to be different than the most directly comparable measure calculated and presented in accordance with GAAP in the statements of operations, balance sheets or statements of cash flows of a company. We believe that non-GAAP financial measures provide meaningful supplemental information and are useful in understanding our results of operations and analyzing of trends because they exclude certain charges such as interest, taxes and depreciation and amortization expenses that are not part of our ordinary business operations. We also believe that non-GAAP financial measures are useful to investors and analysts in allowing for greater transparency with respect to the supplemental information used by us in our financial and operational decision-making. In addition, we believe investors, analysts and lenders benefit from referring to non-GAAP measures when assessing our performance and expectations of our future performance. However, this information should not be used as a substitute for our GAAP financial information; rather it should be used in conjunction with financial statement information contained in our Consolidated Financial Statements prepared in accordance with GAAP. We discuss non-GAAP financial measures in Item 7 of this Annual Report on Form 10-K under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures." Pursuant to the requirements of Regulation G, we have provided a reconciliation of all non-GAAP financial measures not previously reconciled to the most directly comparable GAAP financial measure in Item 7 of this Annual Report on Form 10-K.

PART I

Item 1. Description of Business.

General Overview

We are a leading provider of customer care services and solutions to market leaders in the healthcare, business services, communications, publishing, travel and entertainment and financial services industries. We operate nine customer care centers in the United States, two of which are client-owned facilities, and four off-shore customer care centers in the Philippines. As of December 28, 2008, the domestic operations consisted of approximately 4,700 workstations and the off-shore operations consisted of approximately 3,300 workstations.

Our principal executive office is located at 2333 Waukegan Road., Suite 100, Bannockburn, Illinois 60015 and the telephone number at that address is (847) 374-4980.

The period from 1995 through 2005 was one of continual transition as we experienced rapid growth during the telemarketing industry boom, followed by a decline in business resulting from a reduction in volume from several key clients, competitive pressures and regulatory factors affecting the outbound customer acquisition business. In July 2005, we initiated a strategic realignment to exit our outbound customer acquisition business, focus our resources on inbound client relationships in a number of key industries and reposition ourselves for long-term growth and profitability. During 2005, we exited virtually all of our outbound customer acquisition business which represented approximately $40 million in annualized revenue. From January 2005 through December 2007, our realignment of the business resulted in the closure of 16 centers, the relocation of our Corpus Christi, Texas customer care center to a smaller facility and the downsizing of our Tucson, Arizona facility. During this same period, we invested heavily in the growth of our off-shore capacity in the Philippines and increased our off-shore revenue, opening our second customer care center in the Philippines in the second half of 2006 and opening our third facility in the Philippines during the first half of 2007. At the end of 2008, we began construction on our fourth customer care facility in the Philippines. This facility commenced operations in early March 2009.

Early in 2008, the Board of Directors selected Michael P. Marrow as President and CEO, bringing 25 years of industry experience to our company. Since joining APAC, Mr. Marrow has assembled a team of talented mid- and senior-level managers, many of whom have deep experience in running successful outsourced call center operations, as well as senior-level managers with significant turnaround experience. The entire organization, under Mr. Marrow's leadership, has transformed our Company into what we believe to be a more efficient and productive operation, which we believe has returned us to a profitable operating model.

Long Term Strategy

As a result of these and other actions, we believe that we are better positioned to realize the long-term potential of our business and will continue to improve our financial performance. We will continue to focus on providing customized, high quality customer care services and solutions to market leaders in industries that place significant value on long-term customer relationships. Our high level growth strategy is to continually provide the highest level of quality services to our clients. We will strive to operate as efficiently as possible, optimizing our capacity and maximizing our utilization, in order to achieve our target margins. We expect to achieve growth both with existing and new clients. We intend to expand our service offerings globally. We will add new centers on the basis of client needs. Through growth, we seek to diversify our client base and reduce client concentration. We also manage our business with a goal of leveraging our expense base and increasing cash flow.

Our Approach and Competitive Strategy

Our focus is to provide customized, high quality customer care services and solutions to market leaders in the healthcare, business services, communications, publishing, travel and entertainment and financial services industries. We believe the services we provide enable us to build stronger, long-term partnerships with our clients resulting in increased client retention and growth improving the consistency of our revenue flow.

The services we provide are critical to our clients' success and involve significant integration with our clients' information technology infrastructure. The applications we integrate into our clients' systems are complex, resulting in implementation and ramp-up periods that typically take six to twelve months.

We believe that service quality and value are critical factors in a client's outsourcing decision. Our sales and account management teams are dedicated to prospecting and servicing clients in each of our core industries. We believe that focusing their time and expertise on understanding discrete industries enables them to better understand our clients' needs.

Our mission is to help our clients serve their customers better. Each of our clients has developed their own unique view on what constitutes good service and the resulting levels of customer satisfaction achieved through those services. It is common in the outsource industry for a supplier to push a particular solution such as "off-shore." Our strategy is to provide a variety of service solutions so that a client can choose options that best fit with their unique view on servicing their customers. We will advocate solutions that we believe will best meet our clients' needs, but we always subscribe to the philosophy that the final choice is that of our clients. Cost and quality are universally important to our clients. With that in mind, we provide choices for location including domestic, near-shore and off-shore; training developed by APAC, by our clients or a mix; varying agent experience levels and hiring criterion and; live operator interaction, self-service or a mix of the two. We will provide services from APAC facilities, from our clients' facilities or through a build-operate-transfer relationship. Service levels, quality criterion and supervisory ratios are always tailored to a clients' unique needs. We believe that by providing solutions which help our clients serve their customers better, we will create a long lasting, mutually beneficial relationship with our clients.

Our Core Industries and Clients

Core Industries

As part of our strategy, we have targeted primarily high growth business segments, each with critical customer care needs and businesses with unique opportunities for outsourced customer care. Our business model is to partner with robust, growing businesses with leadership positions in their markets that place a premium on customer loyalty and retention and consider high quality customer care programs an important competitive advantage.

We have focused on the following industries: healthcare, business services, communications, publishing, travel and entertainment and financial services. In fiscal year 2008, approximately 97% of our revenue was derived from clients in these key industry verticals and approximately 83% of our revenue was generated from clients in our three largest industries: healthcare, business services and communications.

Major Clients

Our ten largest clients collectively accounted for approximately 90% of our revenue in fiscal year 2008. Four of our clients were each responsible for 10% or more of our revenues: United Parcel Services, Inc. (UPS): approximately 25%; Verizon Wireless: approximately 21%; WellPoint, Inc: approximately 13% and Medco Health Solutions, Inc.: approximately 12%. See Item 1A of this Annual Report on Form 10-K under the caption "Our revenue is generated from a limited number of clients and the loss of one or more of them, or a reduction in their demand for our services, could materially affect our financial results." None of our five largest clients have contracts renewing in 2009.

Seasonality

Due to the nature of certain clients' businesses, we experience seasonality of revenues. In particular, our healthcare industry clients' call volumes experience seasonality, peaking during open enrollment and plan initiation periods, typically in the fourth and first quarter of each fiscal year. Our business services client also experiences peak processing needs from November through December coinciding with the holiday shipping period. As healthcare and business services represent a significant portion of our revenue our business is significantly impacted by this seasonality.

Our Services

Our services are provided through customer care centers staffed with skilled customer service representatives in domestic, international and client-owned locations. Our services are highly customized customer care services and solutions that involve communicating with customers and managing situations that are unique to each core industry. We provide service through multiple communication channels, including telephone, internet, on-line chat, email, fax, mail correspondence and automated response generated through technology. We offer the following services in each of our core client industries:

Healthcare

Within the healthcare industry, we offer customer service support for a wide variety of medical plans, including pharmacy, medical, dental, vision and Medicare Part D, to plan members and healthcare plan providers alike. Our customer service representatives answer questions regarding healthcare members' plan coverage, including benefits and eligibility, claims processing, enrollment and plan comparisons, prescription coverage and co-payment determination, and provide internet service help desk support and insurance and coverage application assistance. For healthcare providers, our customer service representatives provide similar information regarding member eligibility and benefits and claims processing. We also provide various healthcare clients with internal help desk support and basic back office functions for their organizations.

Business Services

Within the business services industry, we provide a variety of solutions and services ranging from customer care, delivery scheduling, delivery issue resolution, strategic account management, international services, business to business contact management and sales, account set-up and maintenance, billing research and resolution, and claims processing.

Communications

Within the communications industry, we provide the following services: product sales, ongoing account maintenance, billing issue resolution, basic technical support, troubleshooting product issues, warranty and exchange processes, product set-up services, pre-paid account inquiries, customer retention activities and targeted inbound customer acquisition.

Publishing

Within the publishing industry, we provide services for account management, subscriber acquisition, verification and retention, and billing and payment support. In addition to our phone services, we also provide extensive solutions in support of customer correspondence, back-office document processing and email. In conjunction with our agent-based interactions, we also offer solutions for our publishing customers in CRM application development, IVR and web self-service.

Travel and Entertainment

For the travel and entertainment industry, we provide customer care services including reservation booking for general and corporate travel, information on hotels, resort properties locations and amenities, car rental and airline policies, cancellations, billing and account management as well as complaint resolution.

Financial Services

Within the financial services industry, our services include assisting customers with card activation, credit inquiries, billing issue resolution, account maintenance, balance inquiries and transfers, and credit line increases.

Personnel and Training

Our ability to attract, retain and develop our customer service representatives is critical to our success at delivering quality customer service. We use a hiring model designed to select employees motivated to provide high-quality customer care services. We use our performance management review process and pay-for-performance compensation program to develop and motivate our employees.

We supply each new employee with extensive job skills training delivered in an interactive environment. Training programs for front line teams are customized to client programs and teach specialized customer service skills. We provide additional customer care training, empathy training and telephone etiquette for all of our customer service employees. In addition to training for specific job performance, our teams receive training on our culture and our guiding values of honesty, integrity and respect for others. In our off-shore facilities we also provide basic skills training, voice inflection and accent neutralization training and education in United States geography.

We also provide coaching, management and leadership training to front line supervisors. Our use of leading technology enables our front line supervisors to provide coaching opportunities to representatives by direct observation, as does our centralized quality function. See "Quality" and "Technology and Telecommunications."

We had approximately 10,500 employees on February 27, 2009. None of our employees are subject to collective bargaining agreements.

Operations and Capacity Utilization

Customer Care Centers

As of December 28, 2008, we operated thirteen customer care centers: seven domestic, two domestic client-owned facilities and four international centers located in the Philippines. The domestic operations consisted of approximately 4,700 workstations and the off-shore operations consisted of approximately 3,300 workstations. The construction of our newest center in Leyte Province, Philippines was the only change to the number and locations of our facilities in 2008.

We operate across multiple shifts in our customer care centers, most having the capability to run 24 hours a day, seven days a week. Customer care centers can be configured to meet specific client needs and deliver customer care services across multiple contact channels, including telephone, internet, on-line chat, email, correspondence and facsimile. See Item 2 of this Annual Report on Form 10-K under the caption "Properties."

Capacity and Workforce Management

Our profitability is influenced significantly by our ability to effectively manage our production capacity and our workforce. To maximize profitability we need to continually increase our revenue per production seat and our capacity utilization, and maximize our workforce productivity.

We closely monitor the utilization of our production seats and balance the costs associated with maintaining unutilized and under-utilized seats with the flexibility needed to quickly respond to incremental client demands. We use leading workforce management platforms which allow us to more effectively manage our employees' time, quickly respond to changing client needs and maximize workforce productivity. See "Technology and Telecommunications—Operating Systems and Telephony." We manage our production capacity and human resources holistically to match call arrival patterns, matching staffing to skill sets to meet application complexity and maintaining strict schedule adherence for our agents.

See Item 1A of this Annual Report on Form 10-K under the caption "Our financial results depend on our ability to effectively manage our production capacity and our workforce."

Operational Disciplines

We operate our business according to a set of documented core operations practices and procedures. Self-audits of our standard operating procedures are conducted on a regular basis to ensure consistent implementation of our practices across all of our customer care centers.

Program Implementation

We use an integrated team of professionals to manage the implementation and expansion of client programs. This team is led by a project manager and includes subject matter experts from operations, information technology, human resources, training, quality, sales and account management and compliance. The implementation team serves as the primary interface with our clients' own implementation resources, is actively involved in the creation of detailed project plans, and is responsible for end-to-end implementation. In addition, we typically provide additional front line supervisors at the outset of a new program to ensure smooth program start-up. The progress of each implementation project is reviewed by our senior executive team on a weekly basis.

Quality

We believe our ability to retain existing clients and to acquire new clients is directly related to the quality of the services we provide. Our customer service representatives have direct contact with our clients' customers and help form an impression of our clients' commitment to quality service. We believe these contacts are a critical component to our clients' long-term success and are committed to optimizing the level of quality service provided to our clients' customers.

We utilize a quality monitoring system, across all of our customer care centers (other than our client-owned facilities). We have a quality assurance organization which provides independent, ongoing assessments of program quality through direct monitoring of our customer service representatives' interactions with customers. We follow a comprehensive quality calibration process, which helps ensure that our representative monitoring and feedback stays aligned with our clients' view of quality.

We use a compensation model that rewards front line teams on quality and continuous improvement. Front line managers at every customer care center are required to monitor every customer service representative regularly and provide coaching sessions designed to continuously improve performance. Additionally, we utilize verification recording technologies and separate teams validate customers' approvals and buying commitments for certain programs.

We also regularly measure the quality of our services by evaluating such factors as client satisfaction, customer service levels, average handle times, first call resolution, and average speed of answer. We provide site operations management and clients with status reports on a real-time basis and can transmit summary data and captured information electronically to our clients. This data enables us to quickly modify or enhance ongoing services to improve quality and effectiveness.

Technology and Telecommunications

Our technology and telecommunications platform consists of customer care applications, operating systems and telephony. We partner with industry leaders to provide tools that are necessary to maximize our business performance, including voice and data switching, CRM development, quality assurance, workforce administration and data storage and retrieval,.

We plan to continue to invest in technology in order to expand our capacity, update and enhance our internal capabilities, and continue to provide reliable voice and data networks, operational support systems and customized application solutions to our clients. We also will continue to invest in both established and emerging call center technologies in order to fully optimize our operational performance and quality. We are committed to protecting sensitive customer data and utilize industry accepted technologies and processes to meet our clients' needs.

Customer Care Applications

Our customer care application strategy is to continually upgrade our capabilities within our flexible and robust multi-channel technology solution. Each application is customized to efficiently manage the unique customer inquiries that occur in our core industries and meet market specialization, channel specific needs and complex architecture/process integration.

We maintain open-system thin-client platforms in which we develop customized (multi-channel) application solutions for our clients. Developed on third-party, industry-standard platforms, we maintain a library of redeployable, proprietary code to develop new client solutions. We have also invested in open-system integration layers (third-party middleware) that allow us to integrate our solutions with our clients' systems infrastructure. These solutions allow for enhanced information exchange with our clients which improves overall performance and results in an enhanced customer experience.

We have developed a fully integrated web-based reporting system tool that provides real-time and historic productivity data from a secure site and communicates the data with a comprehensive set of detailed interaction reports. Reports are also routinely customized, leveraging internal and client-based data to meet individual clients' requirements.

Operating Systems and Telephony

We have operational support systems that we deploy in each of our customer care centers. We use leading workforce management platforms to maximize our ability to forecast interaction volumes, schedule customer service representatives, monitor adherence to scheduled hours in order to meet fluctuating client needs and maximize agent productivity, and to provide quality assurance. We believe these platforms, in concert with internally developed best practices, improve our ability to provide high quality and efficient services to our clients.

We deploy VOIP (voice over internet protocol) technology to support both our domestic and international advanced routing requirements. The investment in this flexible, scaleable and cost effective technology improves our responsiveness to client requirements. This technology also enables us to increase capacity utilization by effectively balancing call demands across multiple call centers.

We continue to use leading technology to support our *at*HOME™ agent program. We believe we can enhance workforce optimization and improve quality on certain programs by using agents that work from their own homes. We have built an internal infrastructure to support this program and provide all of the necessary equipment to agents we deploy in this fashion. All supporting systems have been fully integrated to ensure synergy with our customer care center operations.

We also maintain a number of internal systems to support our business. Anchored by a commercially available enterprise financial platform, we use a combination of internally developed and third-party add-on systems to measure our business. We have made significant efforts to build and maintain systems and processes that ensure regulatory compliance at all levels of the organization.

We contract with multiple, well-established leading providers for domestic and international voice and data services. We currently obtain pricing based on volume commitments obligating us to pay for a minimum usage regardless of whether such minimum services are used.

System Architecture and Redundancy

Our total systems architecture incorporates advanced telephony and network switching technologies, interactive voice response, speech recognition, email, on-line chat, web collaboration, facsimile, customer relationship management solutions, knowledge-based tools, quality, workforce management, training, and reporting platforms. These tools are used to create specific solutions for our clients offering them a comprehensive set of customer care solutions.

All of the above solutions are supported by a number of back-end production systems that consolidate, process, and transfer data. A technology recovery plan has been developed to address interruptions in voice and data services and equipment malfunctions and is tested regularly. We also develop and maintain technology continuity plans for clients which are tailored to their unique requirements. Additionally, we maintain fail over voice capacity and a fully redundant data infrastructure as part of our technology disaster recovery strategy. See Item 1A of this Annual Report on Form 10-K under the caption "Circumstances outside our control such as typhoons, earthquakes, floods and other acts of God, political instability, equipment malfunction, telephone or data service interruptions, changes in the telecommunications market, war and terrorism could seriously harm our domestic or off-shore business."

Client Relationships

We provide services to our clients under written contracts which generally provide for engagements of one to five years. Most contracts permit clients to terminate for convenience on short notice. Some provide us with a similar right to terminate without cause. Many contracts for customer care services require adherence to a termination schedule allowing for the gradual reduction of services over three-month to six-month periods. We have, however, historically established long-term relationships with many of our clients. The duration of our relationships with clients who represent more than 10% of our annual fiscal year 2008 revenue range in duration from four to thirteen years.

Client contracts require that we bill for our services based on all time worked by customer service representatives, time spent interacting with customers or on a per call or per transaction basis. Time can be billed by the hour or phone minute. Billing for phone minutes of service requires greater customer service representative productivity to achieve an equivalent hourly rate. Billing on a per call or per transaction basis shifts additional operational risk to us, since managing the duration of each call is critical to achieving efficiency under this pricing method.

We are generally subject to varying client quality and performance standards, such as average handle time, occupancy rate, abandonment rate, call quality, and customer satisfaction. Our performance against such standards may provide bonus opportunities or, conversely, may subject us to penalties.

Overall, the profitability of a particular client contract is impacted by numerous factors including: whether we bill the client based on time spent for all staff hours, on a per call or on a per minute basis; our ability to effectively implement the program and reach our anticipated productivity and performance metrics; our ability to efficiently service the clients' business and perform at the required quality and service levels demanded by the client over the contract term, and; whether we are incurring penalties or being paid a bonus for our performance. See Item 1A of this Annual Report on Form 10-K under the captions "Our financial results depend on our ability to effectively manage our production capacity and our workforce." and "Our success is subject to the terms of our client contracts."

Competition

We operate in a fragmented and highly competitive growing market. Our competitors range in size from small firms offering specialized applications to large firms that have more financial resources that enable them to invest more aggressively in growing their business.

We believe that the principal competitive factors in the industry are cost of services, service quality, the ability to develop and implement quality, customized products and services quickly, technological expertise, performance against client metrics, strength of relationship, and management credibility and reputation. Other competitive factors include scalability, efficiency and productivity. We believe that the companies that succeed are companies that build strong client relationships and are able to successfully deliver quality customer services and solutions that provide real value, furthering their clients' progress toward business goals.

In our opinion, several significant factors impact the current competitive environment: (1) intensifying competition is putting pressure on clients and prospective clients to provide higher quality customer service while containing costs and improving margins; (2) outsourcing is becoming more prevalent and accepted in our core industries as threshold concerns regarding customer privacy and information security have been addressed; (3) the growth in off-shore capacity, which offers lower pricing than domestic capacity, largely due to the cost of labor differential; (4) increased competition for labor, and (5) technology advances. Such factors, when combined, are causing clients and prospective clients to demand more competitive pricing and higher quality service. See Item 1A of this Annual Report on Form 10-K under the caption "We operate in a highly competitive environment."

Government Regulation and Industry Self-Regulation

Our business is subject to varying degrees of governmental regulation. In addition, several of the industries in which our clients operate are similarly regulated, particularly the healthcare, telecommunications and financial services industries. Federal and state laws governing consumer privacy, the collection, use and security of consumer data, the use and disclosure of customer proprietary network information, the sale of insurance products, mortgage banking activities and the operations of healthcare and pharmaceutical businesses impose regulatory and licensing obligations on us. There are also self-imposed industry standards that apply to the use and security of certain consumer data. In addition, both federal and state laws regulate telephone solicitations to residential customers. Finally, our Part D Medicare enrollment and customer care programs are subject to the rules and regulations of the Center for Medicare Services.

Consumer Privacy and Information Security

Key federal laws regulating consumer privacy and information security include the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act (HIPAA) and the Telecommunications Act of 1996. In addition, the Payment Card Industry Standards or PCI Standards apply to the capture, storage and transmission of certain consumer credit card information.

Our healthcare clients are "covered entities" under HIPAA and are required to comply with standards for privacy, transaction and code sets and data security. Due to the nature of our services, we are a "business associate" under HIPAA. As a "business associate" we are required to protect the security and privacy of "protected health information" provided to our clients.

Our telecommunications clients are subject to regulations governing the unauthorized disclosure of customer proprietary network information. These regulations limit the disclosure of non-public customer information regarding telephone services such as the type of service and usage and billing information. In providing services to our telecommunications clients, we are required to comply with these regulations.

Many of our clients obtain payment for their services with credit cards. To the extent our services to these clients involve capturing, storing or transmitting consumer credit card information; these activities are governed by the PCI Standards which require us to maintain certain information security procedures.

There is increasing federal and state interest in privacy protections and information security, some aspects of which could impose additional regulatory requirements on our clients' businesses and, less directly, on our business.

Licensing

We and our employees who are involved in certain types of sales activities, such as the sale of insurance or certain healthcare products, are required to be licensed by various state commissions or regulatory bodies and to comply with regulations enacted by those entities. Other examples of activities requiring licensing include gaming, pharmaceutical and mortgage banking activities.

Outbound Telemarketing Sales

On the federal level, both the Federal Trade Commission (FTC) and the Federal Communications Commission (FCC) regulate the initiation of telephone solicitations to residential telephone subscribers. Federal regulations prohibit the use of deceptive, unfair and abusive telemarketing sales practices. States have also enacted and continue to enact legislation governing telephone solicitations, which contain similar restrictions, as well as registration requirements.

Compliance Activities

We have policies and procedures in place which are intended to meet the requirements of all applicable laws and regulations that are material to our business. Companies that violate any of these laws or regulations may be subject to enforcement actions, civil actions or private causes of action initiated by consumers as well as adverse publicity which may damage their reputation.
See Item 1A of this Annual Report on Form 10-K under the captions "Our business and our clients' businesses are subject to federal and state regulation and industry standards" and "Unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, penalties and may cause us to lose clients."

Financial Information about Industry Segments

We have one reportable segment and, therefore, all segment-related financial information required by Statement of Financial Accounting Standards (SFAS) No. 131, "*Disclosures About Segments of an Enterprise and Related Information*," is included in the consolidated financial statements. The reportable segment reflects our operating and reporting structure.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). These filings are available to the public over the internet at the SEC's website at www.sec.gov. The documents we file with the SEC may also be read and copied at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the SEC's public reference room may be obtained by calling the SEC at 1-800-SEC-0330.

We maintain a website with the address www.apaccustomerservices.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge (other than an investor's own internet access charges) through our website on the "Investors" section our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC.

Item 1A. Risk Factors.

Risk Relating to the Company and its Business

In addition to the risks and uncertainties of ordinary business operations, the following factors could cause actual results to differ from expectations or have a material adverse effect on our business, results of operations, liquidity or financial condition:

Our revenue is generated from a limited number of clients and the loss of one or more of them, or a reduction in their demand for our services, could materially affect our financial results.

We derive a substantial portion of our revenue from a small number of clients. Most of our revenue is concentrated in the healthcare, business services, communications, and publishing industries. There can be no assurance that we will not become more dependent on a few significant clients, that we will be able to retain any of our larger clients or maintain our current volume or margins with these clients. Should we lose a client or experience a reduction in demand for our services from, or decline in the profitability of, a large client, we may not be able to replace such clients or programs with clients or programs that generate a comparable amount of revenue or profits or terminate such client relationships. Our five largest clients accounted for approximately 78% of our fiscal year 2008 revenue and our ten largest clients accounted for approximately 90% of our fiscal year 2008 revenue.

The loss of one or more of our significant clients, a significant downturn in any of our core industries, a trend in any of these industries to reduce their outsourced customer care services, a change in the customer relationship strategy of any of these clients or industries or a change in the volume or profitability of one or more of these client relationships could have a material adverse effect on our business, results of operations, liquidity and financial condition.

Our business may be affected by the performance of our clients and general economic conditions.

In substantially all of our client programs, we generate revenue based, in large part, on the amount of time our employees devote to our clients' customers. Consequently, the amount of revenue generated from any particular client program is dependent upon consumers' interest in and use of our client's products and/or services, which may be adversely affected by general economic conditions. Our clients may not be able to market or develop products and services that require their customers to use our services, especially as a result of the recent downturn in the U.S. and worldwide economy. Furthermore, a decline in our client's business or performance, including possible client bankruptcies, could impair their ability to pay for our services. We currently provide customer care services for several publishing clients and while this accounts for less than 10% of our annual revenue, the publishing business continues to experience a significant downturn in their industry. Although we currently do not anticipate payment issues with our major clients, our business, financial condition, results of operations and cash flows would be adversely affected if any such clients were unable or unwilling, for any reason, to pay for our services.

Our financial results depend on our ability to effectively manage our production capacity and our workforce.

Our profitability is influenced significantly by our ability to effectively manage our production capacity and our workforce. To maximize profitability we need to continually increase our revenue per production seat and our capacity utilization, and maximize our workforce productivity. Capacity utilization and workforce productivity may be affected at various times for numerous reasons including call volume, call arrival patterns, our ability to accurately forecast and staff to anticipated volume and call arrival patterns, employee attrition and seasonality. We currently have significantly higher capacity utilization during daytime weekday hours.

We periodically assess the long-term capacity of our customer care centers, both domestically and off-shore, including the ability to accommodate new and expanded programs and clients, and make strategic decisions regarding the opening or expansion of customer care centers. We use a workforce administration platform which allows us to more effectively manage our employees' time, quickly respond to changing client needs and maximize our workforce productivity. There can be no assurance that we will be able to achieve optimum capacity utilization, maximize the productivity of our workforce or keep pace with the anticipated growth in demand for our services. If we maintain idle production seats or fail to effectively manage our workforce productivity, our business, results of operations, liquidity or financial condition may be materially and adversely affected. See Item 1 of this Annual Report on Form 10-K under the caption "Operations and Capacity Utilization."

Our success is subject to the terms of our client contracts.

Most of our client contracts do not have minimum volume requirements and the profitability of each client program may fluctuate, sometimes significantly, throughout various stages of a program. Certain contracts have performance-related bonus and/or penalty provisions, whereby the client may pay us a bonus or we may have to issue a credit based upon our meeting, or failing to meet, agreed-upon service levels and performance metrics. Our objective is to sign multi-year contracts with our clients. However, our contracts generally enable the clients to terminate the contract for convenience or reduce customer interaction volumes. There can be no assurance that our clients will not terminate their contracts before their scheduled expiration date, that the volume of services for these programs will not be reduced or that we will be able to avoid penalties or earn performance bonuses. In addition, there can be no assurance that each client program will be profitable for us or that we will be able to terminate unprofitable client relationships without incurring significant liabilities. The loss of one or more of our significant clients, the substantial reduction of the amount of services we perform for a significant client, the payment of penalties for failure to meet performance metrics, an unprofitable client or client program or our inability to terminate an unprofitable client contract could have a material adverse effect on our business, results of operations, liquidity, and financial condition. See Item 1 of this Annual Report on Form 10-K under the caption "Client Relationships."

Our success depends on our ability to sustain profitability.

We have experienced operating losses during four of the last five fiscal years and while we reported income before taxes of $3.1 million for fiscal year 2008, we have not been able to deliver consistently improving financial results prior to this year. Failure to realize continued improvements in key operating and financial metrics driven by reducing costs and achieving efficiencies could materially adversely affect our business, results of operations, liquidity and financial condition.

Our business may be affected by our cash flows from operations and our ability to comply with our debt covenants and funding requirements under our credit facility.

Our cash flow is significantly impacted by our overall profitability and our ability to collect our clients' accounts receivable on a timely basis. To the extent that our business with a single client or small group of clients represents a more significant portion of our revenue, a delay in receiving payment could materially adversely affect the availability of cash to fund operations, thereby increasing our reliance on borrowings under our current loan agreements.

Our current loan agreement provides us with a $40.0 million revolving loan facility which expires in May 2011 (Revolving Loan Agreement). At the end of fiscal 2008, we had drawn $6.1 million against this revolving loan facility. Our ability to borrow under the Revolving Loan Agreement depends on the amount of eligible accounts receivable from our clients and there are limitations on the concentration of these accounts with a single client. In addition, our lenders retain certain reserves against otherwise available borrowing capacity. Of our undrawn capacity of $33.9 million at the end of fiscal 2008, approximately $22.0 million was available based upon borrowing base calculations. Our current loan agreement requires us to comply with certain financial and other covenants, including limitations on the amount of our capital expenditures, the maintenance of a minimum fixed charge coverage ratio, and prohibits us from incurring additional indebtedness, repurchasing outstanding common shares, permitting liens, acquiring, selling or disposing of certain assets, engaging in certain mergers and acquisitions, paying dividends or making certain restricted payments. These limitations may affect our liquidity and limit our ability to make capital expenditures. In addition, our failure to adhere to the financial and other covenants could give rise to a default under the loan agreement. There can be no assurances that we will be able to meet the financial and other covenants in our loan agreement or, in the event of non-compliance, that we will be able to obtain waivers or amendments from our lenders.

Our financial results may be affected by risks associated with international operations and expansion, including foreign currency fluctuations.

We intend to continue to expand and pursue opportunities for our off-shore customer care centers in the Philippines and may consider other international locations. There are certain risks inherent in conducting business internationally, including exposure to currency fluctuations, the necessity to comply with foreign laws, unexpected changes in foreign laws and regulations, difficulties in staffing and managing foreign operations, foreign political instability, changes in clients' sourcing preferences and potentially adverse tax consequences.

In particular, we serve an increasing number of U.S. clients from our customer care centers in the Philippines. Contracts with these clients are typically priced in U.S. dollars while costs incurred in operating the centers are denominated in the Philippine peso, which presents a foreign currency exchange risk to us, the amount of which increases as our off-shore operations continue to grow. We have, from time to time, taken limited actions, such as using foreign currency forward contracts, to attempt to mitigate our currency exchange exposure. However, there can be no assurance that we will take any actions to mitigate such exposure in the future and if taken, that such actions will be successful or that future changes in currency exchange rates will not have a material impact on our future operating results, liquidity and financial condition.

In addition, we benefit from an income tax holiday as a Philippine Economic Zone Authority (PEZA) registrant. We are required to comply with certain financial metrics to continue to qualify for the income tax holiday. There can also be no assurance that we will continue to meet the requirements necessary to enjoy the continued benefits of the PEZA income tax holiday or that the Philippine government will not eliminate or change these requirements in the future. Our inability to realize continued benefits from this income tax holiday could have a material adverse effect on our results of operations, liquidity and financial condition.

Our principal shareholder can exercise significant control us.

Mr. Theodore G. Schwartz, our Chairman, and four trusts and a partnership established by Mr. Schwartz collectively own approximately 50% of our outstanding common shares. As a result, Mr. Schwartz is able to exercise significant influence over operations and significant control over the outcome of substantially all matters requiring action by our shareholders. Such voting concentration may have the effect of discouraging, delaying or preventing a change in control.

In his role as Chairman, Mr. Schwartz has been involved in an advisory and oversight capacity on certain operational aspects of the Company, particularly with respect to senior management recruiting and transition.

On January 29, 2009, Tresar Holdings LLC, an acquisition vehicle formed by Mr. Schwartz, announced that it had informed our Board of Directors that it was proposing to acquire all of the outstanding shares of common stock of the Company, other than shares held by Mr. Schwartz, and certain related holders, for a per share purchase price of $1.61 in cash.

On March 9, 2009, we announced that the special committee of our Board of Directors and Tresar Holdings LLC had jointly agreed not to further pursue Tresar Holdings' proposal to acquire the remaining outstanding shares of our common stock not currently held by Theodore G. Schwartz, our Founder and Chairman, and certain related holders. Tresar Holdings withdrew its proposal.

Our success depends on key personnel.

Our success depends in large part upon the abilities and continued service of our executive officers and other key employees. There can be no assurance that we will succeed in returning to consistent and improving profitability. See Item 1A of this Annual Report on Form 10-K under the caption "Our success depends on our ability to sustain profitability." The loss of, or failure to motivate, key officers and employees could have a material adverse effect on our business, results of operations, liquidity and financial condition.

We operate in a highly competitive environment.

The outsourcing of customer care services is a highly competitive, growing market and such competition may intensify in the future. Our competitors range in size from small firms offering specialized applications to large firms operating in the broader business process outsourcing market. Many of our competitors have greater resources and capabilities than we do. In addition, market factors are causing clients and prospective clients to demand more competitive pricing and higher quality service. See Item 1 of this Annual Report on Form 10-K under the caption "Competition." There can be no assurance that we can successfully compete in this environment.

Our ability to compete will depend on a number of factors, including our ability to initiate, develop and maintain new client relationships, expand existing client programs, staff and equip suitable customer care facilities in a timely manner, and develop new solutions and enhance existing solutions we provide to our clients.

Our ability to develop and implement quality, customized products and services is highly dependent on our computer and telecommunications equipment and software capabilities. We anticipate that it will be necessary to continue to select, invest in and develop new and enhanced technology on a timely basis in the future in order to maintain our competitiveness. Our future success will depend in part on our ability to continue to invest in and develop information technology solutions that keep pace with evolving industry standards and changing client demands. There can be no assurance that we will have sufficient expertise or capital to meet this challenge or that the technologies developed by our competitors will not render our products and services obsolete over a period of time. See Item 1 of this Annual Report on Form 10-K under the caption "Technology and Telecommunications" and Item 7 of this Annual Report on Form 10-K under the caption "Liquidity and Capital Resources – Future Liquidity."

Further, we believe several other factors may affect the demand for our services. The increased use of telephone-based technologies, such as interactive voice response systems, and increased use of the internet could reduce the demand for certain of our customer care offerings. In addition, there may be political concern regarding the movement of service jobs off-shore which could result in potentially adverse legislation, and there can be no assurance that we will be able to anticipate and successfully respond to all such trends in a timely manner.
Competitive pressures and changing market conditions could cause our services to lose market acceptance or result in significant price and margin erosion which could have a material adverse effect on our business, results of operations, liquidity or financial condition.

Circumstances outside our control such as typhoons, earthquakes, floods and other acts of God, political instability, equipment malfunction, telephone or data service interruptions, changes in the telecommunications market, war and terrorism could seriously harm our domestic or off-shore business.

Our success is dependent on the continued operation of our customer care centers. In the event of fire, power loss, typhoon, earthquake, flood or other natural disaster, political instability, and other similar events, the operation of one or more customer care centers could be temporarily or permanently interrupted. If we experience a temporary or permanent interruption at one or more of our customer care centers our business could be materially adversely affected and we may be required to pay contractual damages to some clients or allow some clients to terminate or renegotiate their contracts. Our Philippine operations are more at risk to adverse weather conditions, including typhoons. We maintain property and business interruption insurance, however, such insurance may not adequately compensate for any losses we may incur.

In addition, our business is materially dependent on telephone and data services provided by various local and long distance telephone companies as well as our computer equipment, telephone systems and software. Because of our dependence on third party service providers, any change to the telecommunications market that would disrupt these services or limit our ability to obtain services at favorable rates could adversely affect our business, results of operations, liquidity and financial condition. Should we experience a significant increase in the cost of telephone services or a temporary or permanent loss of computer or telephone equipment, systems or services (through casualty or operating malfunction), or should the security of our computer or telephone systems be compromised or breached, our business, results of operations, liquidity and financial condition could be materially and adversely affected.

The risks of war and potential terrorist attacks on our operations cannot be estimated. War and terrorist attacks could disrupt operations and have a material adverse effect on our business, results of operations, liquidity and financial condition.

Our inability to attract and retain a sufficient number of qualified employees could negatively impact our business.

Our industry is very labor intensive and has experienced high personnel turnover. Many of our employees receive modest hourly wages and a significant portion of our costs consist of wages to hourly workers. An increase in hourly wages, costs of employee benefits, employment taxes or recruiting and training costs could have a material adverse effect on our business, results of operations, liquidity and financial condition.

Complex technology-based inbound customer service involves extensive training and requires specially trained employees. Growth in our business will require us to recruit and train qualified personnel at an accelerated rate from time to time. A higher turnover rate among our employees would increase our recruiting and training costs and decrease operating efficiencies and productivity. There can be no assurance that we will be able to hire, train and retain a sufficient labor force of qualified employees. See Item 1 of this Annual Report on Form 10-K under the caption "Personnel and Training."

Unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, penalties and may cause us to lose clients.

We are dependent on IT networks and systems to process, transmit and store electronic information and to communicate among our locations and with our partners and clients. Security breaches of this infrastructure could lead to shutdowns or disruptions of our systems and potential unauthorized disclosure of confidential information. We are also required at times to manage, utilize and store sensitive or confidential client or customer data. As a result, we are subject to numerous federal and state laws and regulations designed to protect this information. See Item 1 of this Annual Report on Form 10-K under the caption "Government Regulation and Industry Self-Regulation." If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to monetary damages, fines and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or customer data, whether through system failure, employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, unauthorized access to or through our information systems or those we develop for clients, whether by our employees or third parties, could result in negative publicity, legal liability and damage to our reputation, business, financial condition, results of operations and cash flows.

Our business and our clients' businesses are subject to federal and state regulation and industry standards

Our business is subject to varying degrees of governmental regulation. In addition, several of the industries in which our clients operate are similarly regulated, particularly in the telecommunications, healthcare, and financial services industries. Finally, certain of our activities are subject to self-regulatory standards established by the industries in which our clients operate.

Federal and state laws governing consumer privacy, the collection and use of consumer data, the use and disclosure of customer proprietary network information, the sale of insurance products, mortgage banking activities and the operations of healthcare and pharmaceutical businesses, and industry standards regarding the security of credit card information, impose regulatory and licensing obligations on us. In addition, federal and state laws regulate telephone solicitations to consumers. Finally, our Part D Medicare enrollment and customer care programs are subject to the rules and regulations of the Center for Medicare Services. See Item 1 of this Annual Report on Form 10-K under the caption "Government Regulation and Industry Self-Regulation."

There can be no assurance that we will not be subject to agency or state proceedings alleging violation of such laws. We also could be subject to a variety of enforcement or private actions due to our failure or the failure of our clients to comply with such regulations or industry standards.

Future laws, regulations and industry standards may require us to modify our operations or service offerings in order to effectively meet our clients' service requirements, and there can be no assurance that additional regulations would not limit our activities or significantly increase the costs of compliance.

There is increasing federal and state interest in further regulation of consumer privacy, information security and the regulation of the movement of service jobs off-shore, some aspects of which could impose additional regulatory pressure on our clients' businesses and, less directly, on our business. Additional regulation in these areas could reduce the demand for our services.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

As of December 28, 2008, our corporate headquarters was located in Bannockburn, Illinois in leased facilities consisting of 9,936 square feet of office space rented under a lease that expires in October 2011. Our main data center is located within our 54,600 square foot facility in Cedar Rapids, Iowa. We owned this facility until October 10, 2006 at which time the property was sold in a sale-leaseback transaction that resulted in a net gain of $0.8 million. In accordance with SFAS No. 28 "*Accounting for Sales with Leaseback*", the gain has been deferred and is being amortized over the terms of the individual lease-back agreements.

We lease all of the other non-client owned facilities on what we believe are commercially reasonable terms. The leases for our facilities generally have terms ranging from one to ten years and typically contain renewal options. We believe that our existing facilities are suitable and adequate for our current operations, but additional facilities may be required to support our growth. We believe that suitable additional or alternative space will be available as needed on commercially reasonable terms.

As of December 28, 2008, we operated customer care centers and workstations in the following locations:

Customer Care Center Locations	Number of Workstations
Tuscon, Arizona	545
Tampa, Florida (client owned)	677
Davenport, Iowa	674
Cedar Rapids, Iowa	385
Utica, New York	329
Corpus Christi, Texas	318
Newport News, Virginia (client owned)	761
Green Bay, Wisconsin	632
LaCrosse, Wisconsin	366
Total US	4,687
Alabang, Muntilupa City, Philippines	1,214
Alabang, Muntilupa City, Philippines	416
Cubao, Quezon City, Philippines	1,637
Palo, Leyte, Philippines (1)	-
Total Philippines	3,267
Total all customer care center locations	7,954

(1) As of December 1, 2008, we began construction on our fourth customer care facility in the Philippines. This facility opened during the first quarter of 2009.

Item 3. Legal Proceedings.

We are subject to lawsuits, governmental investigations and claims arising out of the normal conduct of our business. We do not believe that the outcome of any pending claims will have a material adverse effect on our business, results of operations, liquidity or financial condition. Although we do not believe that any such proceeding will result in a material adverse effect, no assurance to that effect can be given.

On or about February 10, 2009, the Company was served with a purported class action complaint filed on or about February 6, 2009. The complaint was filed in the Circuit Court of the Nineteenth Judicial Circuit, Lake County, Illinois against the Company, all of its directors and Tresar Holdings LLC ("Tresar"). The complaint alleges that the directors breached their fiduciary duties of good faith, loyalty, fair dealing and due care. The complaint also alleges that Tresar and Theodore G. Schwartz aided and abetted the directors in breaching their fiduciary duties. The action is in its very early stages and has not yet been certified by the court as a class action. The Company believes that the complaint is without merit and intends to defend the lawsuit vigorously.

Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

Executive Officers of the Registrant

Our executive officers are as follows:

Name	Age	Position
Michael P. Marrow	51	President and Chief Executive Officer
Arthur D. DiBari	51	Senior Vice President, Operations
Joseph R. Doolan	45	Vice President and Controller
Mark E. McDermott	48	Vice President and Chief Information Officer
Robert B. Nachwalter	38	Senior Vice President, General Counsel and Corporate Secretary
Andrew B. Szafran	42	Senior Vice President and Chief Financial Officer

Michael P. Marrow joined us in February 2008 as President and Chief Executive Officer. From January 2003 to February 2008, Mr. Marrow was employed by Affiliate Computer Systems, Inc. where he held a variety of positions, most recently Managing Director of Emerging Markets.

Arthur D. DiBari joined us in March 2008 as Senior Vice President of Operations. From February 2004 to February 2008, Mr. DiBari was employed by Affiliate Computer Systems, Inc. where he held a variety of positions, most recently Regional Vice President for the Emerging Markets Group. From 1997 to 2004, Mr. DiBari was employed by Aegis Communications Group, Inc. where he was the Senior Vice President of Operations.

Joseph R. Doolan joined us in January 2006 as Vice President and Controller. From April 2004 to January 2006, Mr. Doolan was employed by CNH Capital, where he held various positions, most recently Vice President, Controller. Prior to joining CNH Capital, Mr. Doolan was Controller at GE Healthcare Financial Services from 2002-2003.

Mark E. McDermott joined us in March 1996 and is currently Vice President and Chief Information Officer. Mr. McDermott previously served in a number of operational and information technology related positions within the Company.

Robert B. Nachwalter, Senior Vice President, General Counsel and Corporate Secretary, joined us in November 2008. From April 2006 to November 2008, Mr. Nachwalter served as Senior Vice President, General Counsel and Corporate Secretary for Whitehall Jewelers Holdings, Inc. From May 2003 to April 2006, Mr. Nachwalter was senior legal counsel with Ryder System, Inc.

Andrew B. Szafran joined us in May 2008 as Senior Vice President and Chief Financial Officer. From June 2002 to June 2007, Mr. Szafran was employed by Communications Supply Corp. where he served as the Vice President and Chief Financial Officer. From 1995 to 2002 Mr. Szafran was employed by Alliant Exchange, Inc. and its affiliate Alliant Foodservice, Inc. where he held a variety of financial management positions, most recently, Senior Vice President - Finance.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common shares are quoted on the NASDAQ Global Market under the symbol "APAC." The following table sets forth, for the periods indicated, the high and low closing prices of our common shares as reported on the NASDAQ Global Market during such periods.

	High	Low
Fiscal Year 2008:		
First Quarter	$1.35	$0.68
Second Quarter	$1.64	$0.74
Third Quarter	$2.39	$1.16
Fourth Quarter	$2.17	$0.98

	High	Low
Fiscal Year 2007:		
First Quarter	$5.18	$3.57
Second Quarter	$4.85	$2.41
Third Quarter	$3.15	$2.02
Fourth Quarter	$2.64	$1.00

As of February 27, 2009, there were approximately 940 holders of record of our common shares. We did not pay any dividends on common shares in fiscal years 2008 or 2007. We currently intend to retain future earnings to finance our growth and development and, therefore, do not anticipate paying any cash dividends or making purchases of any common shares in the foreseeable future. In addition, our revolving loan agreement restricts the payment of cash dividends and the repurchase of common shares. See Item 7 of this Annual Report on Form 10-K under the caption "Liquidity and Capital Resources –Bank Financing." Payment of any future dividends or purchases of any common shares will depend upon the future earnings and capital requirements and other factors our Board of Directors considers appropriate. See Item 12 of this Annual Report on Form 10-K under the caption "Equity Compensation Plan Information."

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Unit)	(c)Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
12/30/2007 - 1/27/2008	-	$ -	-	$ -
1/28/2008 - 2/24/2008	31,509	1.00	-	-
2/25/2008 - 4/27/2008	-	-	-	-
4/28/2009 - 5/25/2008	14,725	1.12	-	-
5/26/2008 - 9/28/2008	-	-	-	-
9/29/2008 - 10/26/2008	959	1.20	-	-
10/27/2008 - 12/28/2008	-	-	-	-
Total	47,193	$ 1.04	-	$ -

(1) During fiscal year 2008, we repurchased 47,193 shares of common stock at an average price of $1.04 per share related to employee withholding tax upon the full vesting of previously issued non-vested shares. Of this amount, 959 shares remained in treasury at December 28, 2008. We did not repurchase any common shares during 2007.

The following graph sets forth a comparison of the cumulative total shareholder return on our common shares for the period beginning December 26, 2003, and ending December 26, 2008, as compared with the cumulative total return of the S&P 500 Index and a Peer Group Index. The Peer Group consists of: Convergys Corp., ICT Group, Inc., Startek, Inc., Sykes Enterprises, Inc., and Teletech Holdings, Inc. The total shareholder return for each company in the Peer Group has been weighted according to the company's stock market capitalization. This graph assumes an investment of $100 in each of our common shares, the S&P 500 Index and the Peer Group Index on December 26, 2003, including reinvestment of dividends, if any. The stock price performance shown on the graph below is not necessarily indicative of future stock price performance.

Comparison of 5 Year Cumulative Total Return

Among APAC Customer Services, Inc., The S&P 500 Index and a Self-Determined Peer Group



$200
$175
$150
$125
$100
$75
$50
$25
$0

	12/26/2003	12/31/2004	12/30/2005	12/29/2006	12/28/2007	12/26/2008
APAC Customer Services, Inc.	100.00	67.18	70.66	144.79	45.56	39.38
S&P 500 Stock Index	100.00	110.59	113.91	129.42	134.91	79.64
Self-Determined Peer Group	100.00	84.63	96.54	149.70	115.18	54.82

APAC Customer Services, Inc. — S&P 500 Stock Index — Self-Determined Peer Group

Item 6. Selected Financial Data.

The following unaudited selected financial data should be read in conjunction with Item 7 of this Annual Report on Form 10-K and the Consolidated Financial Statements and the related notes appearing in Item 8 of this Annual Report on Form 10-K.

	For the Fiscal Years Ended(1)				
	December 28, 2008	December 30, 2007	December 31, 2006	January 1, 2006	January 2, 2005
	(Dollars in thousands, except share data, statistical data and notes)				
Operating Data:					
Net revenue	$ 248,799	$ 224,683	$ 224,297	$ 239,845	$ 273,239
Cost of services(6)	207,953	203,880	197,881	218,121	240,882
Gross profit	40,846	20,803	26,416	21,724	32,357
Selling, general and administrative expenses(5)(6)	30,148	28,362	31,279	33,372	38,613
Restructuring and other charges(2)	3,635	1,632	2,384	8,216	1,873
Asset impairment charges(3)	-	-	-	10,886	2,234
Total operating expenses	33,783	29,994	33,663	52,474	42,720
Operating income (loss)	7,063	(9,191)	(7,247)	(30,750)	(10,363)
Other income	(347)	(249)	(101)	(600)	(361)
Interest expense, net	4,358	3,537	2,013	1,408	620
Income tax provision (benefit) (4)	33	(17,568)	21,380	(9,160)	(4,123)
Net income (loss)	$ 3,019	$ 5,089	$ (30,539)	$ (22,398)	$ (6,499)
Net income (loss) per share:					
Basic	$ 0.06	$ 0.10	$ (0.62)	$ (0.45)	$ (0.13)
Diluted	$ 0.06	$ 0.10	$ (0.62)	$ (0.45)	$ (0.13)
Weighted average shares outstanding:					
Basic	50,424	49,800	49,458	49,455	49,453
Diluted	50,477	52,019	49,458	49,455	49,453
Balance Sheet Data:					
Cash and cash equivalents	$ 618	$ 1,426	$ 1,305	$ 960	$ 271
Working capital (deficit)(7)	(1,549)	645	(16,679)	(7,685)	8,511
Capital expenditures, net	5,810	12,827	10,713	8,699	11,206
Total assets	76,564	89,926	92,054	110,353	119,533
Short-term debt	6,100	14,707	14,378	11,971	313
Long-term debt, less current maturities	-	11,600	4,400	-	-
Shareholders' equity	35,420	33,381	23,306	51,874	74,163

See accompanying Notes to Selected Financial Data.

Notes to Selected Financial Data

(1) We operate on a 52/53-week fiscal year that ends on the Sunday closest to December 31. All fiscal years presented were 52 weeks, except for fiscal year 2004 which ended on January 2, 2005. Fiscal year 2004 was 53 weeks. The effect of the additional week in fiscal year 2004 was to increase revenues and gross profit by $4.1 million and $87,000, respectively and to increase operating loss by $336,000.

The fiscal years presented are as follows:

Fiscal Year	Fiscal Year End
2004	January 2, 2005
2005	January 1, 2006
2006	December 31, 2006
2007	December 30, 2007
2008	December 28, 2008

(2) We recorded restructuring charges in each of the fiscal years presented in the "Selected Financial Data" table noted above. For fiscal years 2008, 2007 and 2006, see Note 7 of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for more information. We recorded $8.2 million of restructuring and other charges in fiscal year 2005 which included $7.7 million of restructuring charges and $0.5 million of other charges. The restructuring charges consisted of $4.9 million and $0.5 million, respectively, for the write-off of property and lease termination and other costs associated with the reduction of our corporate office space in Deerfield, Illinois and the closure of seven additional customer care centers and $2.3 million in severance costs related to the elimination of administrative and support positions. Restructuring charges totaled $2.0 million in fiscal year 2004, partially offset by the reversal of $0.2 million in prior year charges not utilized. The 2004 restructuring charges consisted of $1.5 million in severance costs related to the elimination of administrative and support positions and $0.5 million for the write-off of property and lease termination and other costs associated with the closure of three customer care centers.

(3) We recorded $10.9 million of asset impairment charges in fiscal year 2005, including a write-down of goodwill of $10.5 million. We recorded $2.2 million of asset impairment charges during fiscal year 2004 relating to the write-off of unutilized software and telecommunications equipment.

(4) In 2007, we reversed a $17.6 million tax reserve and related accrued interest, in connection with the Internal Revenue Services' proposed adjustment to our 2002 tax return, which was favorably resolved in 2007. We provided a valuation allowance of $27.3 million against deferred tax assets as of December 31, 2006. See Note 8 of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for more information.

(5) Effective January 2, 2006, we adopted FASB Statement No. 123(R) "Share-Based Payments". See Note 3 of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for more information. Total stock-based compensation expense which is included in selling, general and administrative expenses was $1.3 million for fiscal year ended December 28, 2008 and $1.5 million for the fiscal years ended December 30, 2007 and December 31, 2006.

(6) We reclassified the following prior year expenses related to workforce management from selling, general and administrative expenses to cost of services to more appropriately reflect the nature of these expenses: 2006 $0.8 million; 2005 $1.0 million and 2004 $1.1 million.

(7) We reclassified deferred rent of $3.1 million from current accrued liabilities to other liabilities for the period ended December 30, 2007.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our management's discussion and analysis of financial condition and results of operations should be read in conjunction with the audited Consolidated Financial Statements and accompanying notes which appear in Item 8 of this Annual Report on Form 10-K. Our management's discussion and analysis contains certain "forward-looking statements." All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions about future events and are subject to known and unknown risks and uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. For an explanation of certain factors that could prevent us from achieving our goals and cause future results to differ materially from historic results or those expressed or implied by our forward-looking statements see Item 1A of this Annual Report on Form 10-K.

Overview

We are a leading provider of customer care services and solutions to market leaders in the healthcare, business services, communications, publishing, travel and entertainment, and financial services industries. As of December 28, 2008, we operated thirteen customer care centers: seven domestic, two domestic client-owned facilities and four international centers located in the Philippines. The construction of our newest center in Leyte Province, Philippines was the only change to the number or locations of our facilities in 2008. As of December 28, 2008, our domestic operations consisted of approximately 4,700 workstations and our off-shore operations consisted of approximately 3,300 workstations. This compares to approximately 4,600 domestic workstations and approximately 3,000 off-shore workstations as of December 30, 2007.

The period from 1995 through 2005 was one of continual transition as we experienced rapid growth during the telemarketing industry boom, followed by a decline in business resulting from a reduction in volume from several key clients, competitive pressures and regulatory factors affecting the outbound customer acquisition business. In July 2005, we initiated a strategic realignment to exit our outbound customer acquisition business, focus our resources on inbound client relationships in a number of key industries and reposition ourselves for long-term growth and profitability. During 2005, we exited virtually all of our outbound customer acquisition business which represented approximately $40 million in annualized revenue. From January 2005 through December 2007, our realignment of the business resulted in the closure of 16 domestic customer care centers, the relocation of our Corpus Christi, Texas customer care center to a smaller facility and the downsizing of our Tucson, Arizona facility. During this same period, we invested heavily in the growth of our off-shore capacity in the Philippines and increased our off-shore revenue, opening our second customer care center in the Philippines in the second half of 2006. We completed the construction of our third customer care center in the Philippines in the first quarter of 2007. In May 2007, we added over 675 seats domestically when we began managing a second facility in our business services vertical.

Increased client demand has resulted in the continued expansion of capacity of our domestic customer care centers located in Cedar Rapids and Davenport, Iowa and Tucson, Arizona in the third fiscal quarter of 2008. Additionally, in the fourth quarter of 2008, we began the build-out of our fourth off-shore customer care center in the Philippines.

In February 2008, Michael P. Marrow was appointed our new President and CEO. Since joining us, Mr. Marrow has assembled a team of talented mid- and senior-level managers, many of whom have deep experience in running successful outsourced call center operations, as well as senior-level managers with significant turnaround experience. The entire organization, under Mr. Marrow's leadership, has transformed our Company into what we believe to be a more efficient and productive operation, which has returned us to a profitable operating model. During 2008, we restructured operations resulting in the reduction of overhead costs and headcount, refinanced our debt, and took steps to improve our operating efficiencies. We continue to see an immediate impact from these and other cost savings initiatives resulting in fourth quarter net income of $5.1 million; our second consecutive quarter of profit, resulting in us being profitable on a full year basis for fiscal year 2008. Additionally, our gross profit margins have increased to 16.4% for the year ended December 28, 2008, from 9.3% in the comparable prior year period. Our focus on improving our financial performance has also resulted in improved cash flow and lower levels of debt.

In June 2008, our Cedar Rapids, Iowa facility was impacted by unprecedented flooding in the area. We immediately implemented our business continuity plans, resulting in minimal disruption to most of our affected clients and employees. We incurred operating expenses and acquired replacement assets necessary to continue operations totaling approximately $0.9 million, all of which have been fully offset by insurance recoveries. In addition, $0.1 million of insurance recoveries were related to credits issued to clients affected by the disruption.

Business Outlook

For 2009, we believe that we are better positioned to realize the long-term potential of our business and will continue to improve our financial performance. We will continue to focus on providing customized, high quality customer care services and solutions to market leaders in industries that place significant value on long-term customer relationships. Our high level growth strategy is to continually provide the highest level of quality services to our clients. We will strive to operate as efficiently as possible, optimizing our capacity and maximizing our utilization, in order to achieve our target markets. We expect to achieve growth both with existing and new clients. We intend to expand our service offerings globally. We will add new centers on the basis of client needs. Through growth, we seek to diversify our client base and reduce client concentration. We also manage our business with a goal of leveraging our expense base and increasing cash flow.

Results of Operations

The following table sets forth selected information about our results of operations for fiscal years ended December 28, 2008, December 30, 2007 and December 31, 2006 (fiscal years 2008, 2007, and 2006, respectively). Certain additional components of cost of services have been included as we believe they enhance an understanding of our results of operations.

	For the Fiscal Year Ended (1)				
	December 28, 2008	December 30, 2007	December 31, 2006	2008 vs 2007 % Fav (Unfav)	2007 vs 2006 % Fav (Unfav)
	(Dollars in thousands, except statistical data and notes)				
Net revenue	$ 248,799	$ 224,683	$ 224,297	10.7%	0.2%
Cost of Services:					
Direct labor	143,500	134,137	129,839	(7.0)	(3.3)
Other facility expenses	64,453	69,743	68,042	7.6	(2.5)
Total cost of services	207,953	203,880	197,881	(2.0)	(3.0)
Percentage of revenue	83.6%	90.7%	88.2%	*	*
Gross profit	40,846	20,803	26,416	96.3	(21.2)
Gross profit margin	16.4%	9.3%	11.8%	*	*
Operating Expenses:					
Selling, general & administrative expenses	30,148	28,362	31,279	(6.3)	9.3
Restructuring and other charges	3,635	1,632	2,384	(122.7)	31.5
Total operating expenses	33,783	29,994	33,663	(12.6)	10.9
Operating income (loss)	7,063	(9,191)	(7,247)	176.8	(26.8)
Other income	(347)	(249)	(101)	39.4	146.5
Interest expense, net	4,358	3,537	2,013	(23.2)	(75.7)
Income (loss) before income taxes	3,052	(12,479)	(9,159)	124.5	(36.2)
Provision (benefit) for income taxes	33	(17,568)	21,380	*	*
Net income (loss)	$ 3,019	$ 5,089	$ (30,539)	40.7%	116.7%

(1) We operate on a 52/53-week fiscal year that ends on the Sunday closest to December 31. All fiscal years presented were 52 weeks.

* Means that the percentage change is not meaningful.

Non-GAAP Financial Measures

To supplement our Consolidated Financial Statements presented in accordance with GAAP, we use EBITDA, which is defined as a non-GAAP financial measure. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information presented in accordance with GAAP. The items excluded from this non-GAAP financial measure are significant components of our financial statements and must be considered in performing a comprehensive analysis of our overall financial results.

We believe this non-GAAP financial measure provides meaningful supplemental information and is useful in understanding our results of operations and analyzing trends because it excludes certain charges such as interest, taxes and depreciation and amortization expenses that are not part of our ordinary business operations.

EBITDA is a measure used by our lenders, investors and analysts to evaluate our financial performance and our ability to pay interest and repay debt. This measure is also indicative of our ability to fund the capital investments necessary for our continued growth. We use this measure, together with our GAAP financial metrics, to assess our financial performance, allocate resources, measure our performance against debt covenants, determine management bonuses and evaluate our overall progress towards meeting our long-term financial objectives.

We believe that this non-GAAP financial measure is useful to investors and analysts in allowing for greater transparency with respect to the supplemental information used by us in our financial and operational decision making. In addition, we believe investors, analysts and lenders benefit from referring to this non-GAAP financial measure when assessing our performance and expectations of our future performance. However, this information should not be used as a substitute for our GAAP financial information; rather it should be used in conjunction with financial statement information contained in our Consolidated Financial Statements presented in accordance with GAAP.

We use consistent methods for computation of non-GAAP financial measures. Our calculations of non-GAAP financial measures may not be consistent with calculations of similar measures used by other companies. The accompanying notes have more details on the GAAP financial measure that is most directly comparable to our non-GAAP financial measure and the related reconciliation between these financial measures.

	For the Fiscal Year Ended (1)				
	December 28, 2008	December 30, 2007	December 31, 2006	2008 vs 2007 Fav (Unfav)	2007 vs 2006 Fav (Unfav)
	(Dollars in thousands, except statistical data and notes)				
EBITDA (2)	$ 19,477	$ 5,170	$ 5,320	276.7%	(2.8)%
Statistical Information:					
Number of customer care centers					
Domestic	9	9	8	-	1
Off-shore	4	3	3	1	-
Total	13	12	11	1	1
Number of workstations, end of period					
Domestic	4,687	4,597	4,730	90	(133)
Off-shore	3,267	2,944	2,098	323	846
Total	7,954	7,541	6,828	413	713

See accompanying Notes to Non-GAAP Financial Measures.

Notes to Non-GAAP Financial Measures.

(1) We operate on a 52/53-week fiscal year that ends on the Sunday closest to December 31. All fiscal years presented were 52 weeks.

(2) We define EBITDA as net income (loss) plus the provision (benefit) for income taxes, depreciation and amortization, and interest expense.

EBITDA is a measure used by our lenders, investors and analysts to evaluate our financial performance and our ability to pay interest and repay debt. This measure is also indicative of our ability to fund the capital investments necessary for our continued growth. We use this measure, together with our GAAP financial metrics, to assess our financial performance, allocate resources, measure our performance against debt covenants, determine management bonuses and evaluate our overall progress towards meeting our long-term financial objectives.

EBITDA is not intended to be considered in isolation or used as a substitute for net income (loss) or cash flow from operations data presented in accordance with GAAP or as a measure of liquidity. The items excluded from EBITDA are significant components of our statements of operations and must be considered in performing a comprehensive assessment of our overall financial results.

EBITDA can be reconciled to net income (loss), which we believe to be the most directly comparable financial measure calculated and presented in accordance with GAAP, as follows:

	For the Fiscal Year Ended		
	December 28, 2008	December 30, 2007	December 31, 2006
		(Dollars in thousands)	
Net income (loss)	$ 3,019	$ 5,089	$ (30,539)
Interest expense	4,358	3,537	2,013
Income tax provision (benefit)	33	(17,568)	21,380
Depreciation and amortization	12,067	14,112	12,466
EBITDA	$ 19,477	$ 5,170	$ 5,320

Fiscal Year 2008 Results of Operations Compared to Fiscal Year 2007 Results of Operations

Net revenue increased 10.7% to $248.8 million in fiscal year 2008, as compared to $224.7 million in fiscal year 2007. The increase in revenue of $24.1 million is primarily driven by growth with existing and new clients of $46.0 million driven by increased volume across the healthcare, business services, communications, publishing, and travel and entertainment verticals. This was partially offset by the decline in revenue from exited businesses consisting of $7.5 million from the seasonal Medicare Part D program, $6.4 million from marketing driven campaign business in the financial services vertical, $3.1 million from the exit of a retail client, $1.7 million from the exit of a client in the travel and entertainment vertical, and $2.6 million of other business. Our revenue was also impacted, on net, by $0.6 million due to the migration of certain domestic business offshore.

Cost of services increased $4.1 million, or 2.0%, to $208.0 million in fiscal year 2008, from $203.9 million in fiscal year 2007. Direct labor increased $9.4 million, or 7.0%, primarily driven by higher volume off-shore and in the domestic business services vertical, coupled with higher wages rates, partially offset by lower direct wages driven by volume in other domestic services verticals. Facility and other costs declined by $5.3 million, or 7.6%, primarily due to lower domestic facility and other costs of $6.4 million, partially offset by higher off-shore facility and other costs of $1.1 million. The decline in domestic facility and other costs was driven by lower facility costs of $2.6 million, primarily from the relocation of our Corpus Christi, Texas customer care center and the downsizing of our Tucson, Arizona customer care center in 2007. Other domestic customer care center operating expenses declined by $3.8 million as a result of cost savings initiatives. The increase in off-shore facility and other costs was driven by the expansion of the third Philippine customer care center. Cost of services as a percentage of revenue declined to 83.6% for fiscal year 2008 from 90.7% for fiscal year 2007 driven by cost savings initiatives.

Gross profit increased $20.0 million, or 96.3%, to $40.8 million for fiscal year 2008, as compared to $20.8 million for fiscal year 2007, primarily due to an increase in off-shore volume, increased gross profit from domestic volume in our business services vertical, and lower domestic cost of services resulting from our cost savings initiatives. Gross profit margin increased to 16.4% for fiscal year 2008 from 9.3% for fiscal year 2007 due to cost savings initiatives and lower domestic facility costs.

Selling, general and administrative expenses were $30.1 million, an increase of $1.8 million from $28.4 million for fiscal year 2007. The increase is primarily due to a $2.6 million increase in compensation and benefits for incentive compensation and charges for doubtful accounts of $1.5 million associated with clients primarily in the retail and publishing verticals, partially offset by lower salaries and wages expenses of $1.1 million and $1.2 million of other cost savings obtained through continuing efforts to maintain expense control.

Restructuring and other charges were $3.6 million in fiscal 2008, as compared to $1.6 million in fiscal 2007. We recorded $3.5 million of severance charges in fiscal 2008 related to changes in our executive team and operational and administrative positions. In January 2008, Robert Keller, our former President and CEO, announced his intention to retire. Additionally, several changes in the executive team took place throughout the fiscal year. We also effectively restructured operations resulting in the elimination of approximately 130 operational and administrative positions throughout the Company in 2008. We recorded less than $0.1 million of restructuring charges in fiscal 2008, primarily related to changes in the May 2007 downsizing of our Tucson, Arizona customer care center as a result of delays in subletting space in the center. See Note 7 of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for more information.

During 2007, we restructured certain operations which resulted in the downsizing of space in our Tucson, Arizona customer care center and the elimination of certain administrative and operations positions. Restructuring and other charges related to this plan were $1.4 million and included $0.6 million in lease termination and other costs and $0.8 million in severance costs related to the elimination of six positions. During 2007, we also reversed $0.1 million in lease termination and other costs associated with the 2006 restructuring initiatives as operating expenses were lower than originally estimated and recorded $0.3 million in charges related to our July 2005 restructuring as a result of our conclusion that we will be unable to sublet the remaining unused space in our corporate office in Deerfield, Illinois. See Note 7 of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for more information.

Operating income was $7.1 million for fiscal year 2008, an increase of $16.3 million, or 176.8%, as compared to a loss of $9.2 million for fiscal year 2007. The increase was the result of a $20.0 million increase in gross profit, partially offset by a $2.0 million increase in restructuring and other charges and $1.8 million increase in selling, general, and administrative expenses as noted above.

Net interest expense was $4.4 million for fiscal year 2008, an increase of $0.8 million, or 23.2%, as compared to net interest expense of $3.5 million for fiscal year 2007. The increase is driven by the acceleration of deferred financing charges and prepayment fees of $1.8 million due to the early repayment in May 2008 of our loan facilities with LaSalle and Atalaya, and

$0.3 million from the change in value of the interest rate swap, partially offset by lower interest expense driven by a decrease in the borrowing rate and lower average debt levels.

EBITDA was $19.5 million, for fiscal year 2008, an increase of $14.3 million, or 276.7%, as compared to $5.2 million for fiscal year 2007. The increase was primarily due to an $18.0 million increase in gross profit, excluding depreciation and amortization expense of $2.0 million, partially offset by a $2.0 million increase in restructuring and other charges and $1.8 million increase in selling, general, and administrative expenses as noted above. More information about this non-GAAP financial measure, including the definition of EBITDA and a reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, can be found in Item 7 of this Annual Report on Form 10-K under the caption "Non-GAAP Financial Measures."

The tax provision associated with the income before income taxes of $1.2 million for fiscal year 2008 was offset with a corresponding utilization of net operating loss carryforwards. The effective income tax rate for fiscal year 2008 was 1.1% due to the net operating loss carryforwards.

Net income for fiscal year 2008 was $3.0 million, a $15.5 million increase from the 2007 net income, excluding the $17.6 million tax benefit recognized in 2007 related to resolution of the ITI matter. For more information on the recording of the tax benefit, see Note 8 of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for more information.

Fiscal Year 2007 Results of Operations Compared to Fiscal Year 2006 Results of Operations

Net revenue was $224.7 in fiscal year 2007, as compared to $224.3 million in fiscal year 2006. Excluding revenue from the exited outbound customer acquisition business of $0.9 million from 2006 results, net revenue increased $1.3 million in fiscal year 2007. Off-shore revenue increased $15.6 million, or 55.5%, primarily driven by increased volume in our healthcare and publishing verticals of $11.3 million and $3.9 million, respectively. Domestic revenue decreased $14.3 million, or 7.3%, as a result of a $13.1 million decline in volume in the Medicare Part D business, the exit from a large telecommunications client during fiscal 2006 ($8.7 million) and a $9.1 million reduction in revenue from our financial services vertical, partially offset by increased volume from the second UPS facility of $18.4 million. The decline in the Medicare Part D business was primarily due to the longer first-year enrollment period in 2006.

Cost of services increased $6.0 million, or 3.0%, to $203.9 million in fiscal year 2007, from $197.9 million in fiscal year 2006. The increase is driven by higher off-shore cost of services of $18.7 million, partially offset by a $12.7 million reduction in domestic cost of services. The increase off-shore was driven by higher direct wages of $9.4 million primarily due to increased volume and increased wage rates, a $7.3 million increase in facility costs resulting primarily from the opening of two additional Philippine customer care centers in 2006 and 2007, and $2.0 million of other expenses associated with the ramp up of new off-shore business. The domestic decrease is primarily due to reductions in domestic direct wages of $5.1 million driven by lower volume and a $6.3 million reduction in domestic facility expenses resulting from the closure of four domestic customer care centers in 2006, and the relocation of our Corpus Christi, Texas customer care center and the downsizing of our Tucson, Arizona customer care center in 2007. These domestic cost reductions were partially offset by increased direct wages due to the addition of our second UPS facility. As a percentage of revenue, cost of services increased from 88.2% in fiscal year 2006 to 90.7% in fiscal year 2007, driven primarily by increased direct wage rates, unpaid training costs and increased facility expenses off-shore.

Gross profit decreased $5.6 million to $20.8 million in fiscal year 2007, as compared to $26.4 million in fiscal year 2006. The incremental gross profit from the second UPS facility was more than offset by the decline in off-shore gross profit resulting primarily from the increased off-shore direct wages and facility expenses and the decline in domestic gross profit driven by lower volume. Gross profit margin decreased to 9.3% in fiscal year 2007 from 11.8% in fiscal year 2006, primarily due to lower gross profit margin from our off-shore operations driven largely by additional facility costs resulting from the addition of our second and third facility in the Philippines, as well as increased off-shore wage rates and unpaid training costs, which more than offset increased domestic gross profit margin resulting from lower facility expenses.

Selling, general and administrative expenses decreased $2.9 million, or 9.3%, to $28.4 million in fiscal year 2007, as compared to $31.3 million in fiscal year 2006. The decrease resulted primarily from a $2.0 million reduction in compensation and benefits which included the elimination of certain administrative and operations positions as part of 2007 restructuring initiatives and decreased incentive compensation, and a $0.9 million decrease obtained through continuing efforts to maintain expense control.

Restructuring and other charges were $1.6 million in fiscal 2007, as compared to $2.4 million in fiscal 2006. During 2007, we restructured certain operations which resulted in the downsizing of space in our Tucson, Arizona customer care center and the elimination of certain administrative and operations positions. Restructuring and other charges related to this plan were $1.4

million and included $0.6 million in lease termination and other costs and $0.8 million in severance costs related to the elimination of six positions. During 2007, we also reversed $0.1 million in lease termination and other costs associated with the 2006 restructuring initiatives as operating expenses were lower than originally estimated and recorded $0.3 million in charges related to our July 2005 restructuring as a result of our conclusion that we will be unable to sublet the remaining unused space in our corporate office in Deerfield, Illinois. See Note 7 of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for more information.

During 2006, we closed four customer care centers with approximately 960 workstations. Restructuring and other charges associated with these closures were $1.8 million comprised of lease termination and other costs of $0.8 million, the write down of property and equipment of $0.5 million net of reductions from the proceeds from the sale of related assets, and severance costs of $0.5 million related to the elimination of 119 administrative and support positions. We also recorded additional charges of $0.9 million related to our July 2005 restructuring as a result of delays in subletting space in our corporate office, which charges were partially offset by a reversal of $0.3 million of prior year charges not utilized.

Operating loss was $9.2 million in fiscal year 2007, compared to an operating loss of $7.2 million in fiscal year 2006. The 26.8% increase is due to the decline in gross profit, partially offset by lower selling, general and administrative expenses and reduced restructuring charges, as noted above.

EBITDA decreased slightly to $5.2 million in fiscal year 2007, compared to $5.3 million in fiscal year 2006, primarily as a result of the lower gross profit contribution from off-shore operations. More information about this Non-GAAP financial measure, including the definition of EBITDA and a reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, can be found in Item 7 of this Annual Report on Form 10-K under the caption "Non-GAAP Financial Measures."

Net interest expense increased $1.5 million, from $2.0 million in fiscal year 2006 to $3.5 million in fiscal year 2007, primarily due to an increase in borrowing to fund $8.3 million for construction and build-out of our third customer care center in the Philippines.

In October 2003, we received an $11.6 million cash tax refund associated with the write-off for tax purposes in 2002 of our remaining investment in ITI Holdings, Inc. (ITI). The Internal Revenue Service (IRS) audited our 2002 tax return and proposed an adjustment that would have disallowed this deduction. We believed that we had sufficient support for the deduction and filed an appeal contesting the proposal adjustment. On March 27, 2007, we received written notification from the Appeals Officer that the IRS had reviewed the technical merits of our position and was proposing to allow the deduction in its entirety. Therefore, we reversed the reserve of $17.6 million, including related accrued interest, in connection with this issue as of April 1, 2007. On August 30, 2007, we received a closing letter from the IRS notifying us of the favorable conclusion of the IRS audit. See Note 8 of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for more information.

In 2006, we recorded a valuation allowance of $25.2 million against the carrying value of our deferred tax assets. The valuation allowance reported at December 31, 2006 was subsequently increased by $2.1 million from the amount previously reported due to a corresponding increase in the total deferred tax assets at that date. There was no impact on net deferred tax assets at December 31, 2006 as a result of the adjustment in the prior year gross deferred tax assets. The valuation allowance was necessitated due to cumulative historic losses generated by us over the preceding 12 quarters, primarily as the result of losses incurred in connection with the exited outbound customer acquisition business. Forecasted taxable income based solely on contracts in place at December 31, 2006 and our existing cost structure did not exceed the amount necessary to fully realize the net deferred tax asset within three years or less. Due to the uncertainty in our ability to realize forecasted earnings, the valuation allowance was established as of December 31, 2006. The effective income tax rate in fiscal year 2006 is not meaningful compared to fiscal 2007 due to the valuation allowance recorded.

Due to our three year cumulative loss position, the tax benefit associated with the loss before income taxes incurred for fiscal year 2007 of $4.8 million and the related deferred tax asset were offset with a corresponding valuation allowance. For more information on the recording of the valuation allowance, see Note 7 of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K for more information. This resulted in a zero effective income tax rate for the fiscal year 2007, excluding the impact of the reversal of the reserve for ITI.

Net income for fiscal year 2007 was $5.1 million, largely as a result of the previously mentioned $17.6 million tax benefit recorded as of April 1, 2007. This compares to a net loss of $30.5 million in fiscal year 2006, which included the non-cash valuation allowance related to the company's deferred tax assets, as noted above.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires us to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Certain of our accounting policies are considered critical, due to the level of subjectivity and judgment necessary in applying these policies and because the impact of these estimates and assumptions on our financial condition and operating performance may be material. Based on the foregoing, we have identified the following accounting policies and estimates that we believe are most critical in the preparation of our Consolidated Financial Statements: accounting for derivatives, allowance for doubtful accounts, accounting for employee benefits, revenue recognition, intangible assets, restructuring charges, accounting for stock-based compensation and income taxes. We have used methodologies that are consistent from year to year in all material respects, except where we have adopted FASB Interpretation 48, "*Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109*," (FIN 48) issued on July 13, 2006 and effective for fiscal years beginning after December 15, 2006, as described in Note 8 of the Notes to Consolidated Financial Statements in Item 8 of this Annual Report on Form 10-K.

Accounting for derivatives

We account for our derivative instruments pursuant to SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*": as amended by SFAS No. 138, "*Accounting for Certain Derivative Instruments and Certain Hedging Activities*" and SFAS No. 149, "*Amendment of Statement 133 on Derivative Instruments and Hedging Activities*." We use forward contracts to mitigate foreign currency risk and an interest rate swap to mitigate interest rate risk. Our derivatives are designated as cash flow hedges to the extent that the instruments qualify for accounting as a hedging instrument and therefore, the effective portion of gains and losses that result from changes in fair value of the derivative instruments are recorded in accumulated other comprehensive income until the hedged transaction affects income, at which time gains and/or losses are realized. If the instrument does not qualify for accounting as a hedge, the change in the value of the instrument during the reporting period is recorded immediately to earnings. Unrealized gain and unrealized loss in value of outstanding forward contracts was $0.3 million and $0.7 million, respectively, and was recorded in other assets and other liabilities as of December 28, 2008. The interest rate swap does not meet the criteria to be accounted for as a hedge and therefore, the unrealized loss of $0.3 million as of December 28, 2008 was recognized as a component of interest expense in our Statement of Operations.

Changes in the currency exchange rate subsequent to December 28, 2008 will have the impact of increasing or decreasing the forward contract settlement, which is recorded periodically through earnings. A decrease in the U.S. dollar to Philippine peso exchange rate would have the effect of reducing earnings and conversely, an increase in the currency exchange rate would have the effect of increasing earnings. Changes in the LIBOR interest rate subsequent to December 28, 2008 will have the impact of increasing or decreasing the interest rate swap settlement, which is recorded periodically through earnings. A decrease in the LIBOR rate would have the effect of reducing earnings and conversely, an increase in the LIBOR rate would have the effect of increasing earnings.

Allowance for doubtful accounts

We recorded an allowance for doubtful accounts of $1.4 million as of December 28, 2008 based on our assessment of the probable estimated losses in trade accounts receivable. This estimate is based on specific allowances for certain identified receivables with balances outstanding generally greater than 90 days. An additional allowance for estimated losses on all other receivables is based on their age and our collection history. The collection history is determined based on a range of the average losses incurred in our receivables portfolio over the prior three years. If the financial condition of one or more of our customers were to deteriorate significantly, resulting in a reduced ability to make payments, or our collection history were to materially deteriorate, additional allowances would be required which would have the effect of reducing earnings.

Accounting for employee benefits

We recorded a liability for group health claims of $2.3 million as of December 28, 2008 and workers' compensation claims of $1.5 million as of December 28, 2008 based on an estimate of claims incurred, but not reported, as well as known claims at the end of a period. The estimate for group health claims is a factor of the number of participants in the medical plan at an estimated average claim per participant. The estimated claim per participant is determined with reference to our average medical costs incurred per participant over the prior five years and other relevant factors. Should actual claims incurred exceed our estimates, we would record an additional liability which results in a charge to earnings. The estimate for workers compensation claims is derived from an analysis performed by actuaries we hire who have expertise in this area. The reserve is based upon outstanding claims from the current and prior years. Unforeseen claims or claims exceeding estimates provided by the actuaries could result in an adjustment to the estimated liability and an additional charge to earnings. Conversely, should favorable trends result in a reduction in the estimates provided by the actuaries, we would reduce our estimated liability which would benefit earnings.

Revenue recognition

We provide customer care services according to each clients' contract. We evaluate each contract to determine the appropriate treatment for revenue recognition in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 101, "*Revenue Recognition in Financial Statements*", SAB No. 104, "*Revenue Recognition*" and Emerging Issues Task Force (EITF) Issue No. 00-21, "*Revenue Arrangements with Multiple Deliverables.*" We recognize revenues only when there is evidence of an arrangement, services have been provided, the price is fixed and determinable, and collection is considered probable. Client contracts generally require that we bill for our services based on time spent by customer service representatives or on a per call or per transaction basis.

Delivery of services to our clients generally entails an initial implementation effort during which costs are incurred in connection with information and telephony systems implementation, establishment of operating processes and hiring and training of employees. Certain of our client contracts provide for payment of fees in connection with some of these activities and, in such instances, related costs are expensed as incurred. The initial implementation effort is not considered a separate element as defined by EITF Issue No. 00-21, "*Revenue Arrangements with Multiple Deliverables.*" Rather, these implementation activities, together with the ongoing service delivery, constitute a single unit of accounting for which revenue is recognized using a proportional performance method such as recognizing revenue based on transactional services delivered or on a straight-line basis, as appropriate. Revenue recognized is limited to the amount which we are contractually entitled to collect from our clients.

Certain client contracts do not provide for separate payment of fees for implementation activities; rather such fees are implicitly included within the rates associated with the ongoing service delivery. For these arrangements, no revenue is recognized related to the implementation activities and specific direct and incremental costs associated with the implementation activities are deferred and amortized over the period the related ongoing service revenue is recognized. Deferred costs were $0.4 million at December 28, 2008. Should the contract with our client terminate before its expected termination period any deferred costs associated with the terminated client would be immediately recorded as a charge to earnings.

In many cases, we are subject to varying client quality, service level, and performance standards, such as average handle time, occupancy rate, abandonment rate, call quality, and customer satisfaction. Our performance against such standards may provide bonus opportunities, or conversely, may subject us to penalties, which are recognized as earned or incurred.

Intangible assets

We are required to test goodwill annually in accordance with SFAS No. 142, "*Goodwill and Other Intangible Assets.*" We are also required to test all other intangible assets for impairment under the provisions of SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets.*" If impairment indicators are present, we will perform our evaluation for impairment at that time. Under SFAS No. 144 the evaluation of impairment of intangibles with definite lives is based upon a comparison of the carrying amount of the intangible asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the intangible asset to its carrying value, with any shortfall from fair value recognized as an expense in the current period.

Our identifiable intangible assets include acquired customer relationships with a gross carrying value of $28.5 million and accumulated amortization of $25.2 million as of December 28, 2008. Under the provisions of SFAS No. 142, we amortize intangible assets with definite lives, such as customer relationship intangible assets, over their estimated useful lives. We evaluate the remaining useful life of our customer relationships balance at least annually to determine whether events or circumstances warrant a revision to the remaining amortization period.

The customer relationship intangible asset is being amortized on a straight-line basis over the expected period of benefit of 12 years. Annual amortization expense for the existing customer relationships intangible asset is expected to be $2.3 million for fiscal year 2009 and $1.0 million for fiscal year 2010.

The most significant assumption to support the value of the customer intangible asset is the discounted cash flow analysis. This analysis includes estimated revenue and rates of return from customers supporting the value of the intangible asset. If the revenue generated or the rates of return achieved are significantly below expectations, the fair value of the customer intangible asset could be impaired requiring an impairment loss to be recognized, which would have the effect of reducing earnings.

Restructuring charges

Under the provisions of SFAS No. 146 "*Accounting for Costs Associated with Exit or Disposal Activities*," we record a liability for costs associated with an exit or disposal activity when a liability is incurred. A restructuring charge may be recognized for certain employee termination benefits and other costs when we exit an activity. The amount of a restructuring charge is based on our estimate of severance and other costs to be paid to terminated employees and costs associated with the termination of lease obligations, net of estimated sublease rental income.

Assumptions used in determining the estimated liability for restructuring costs include the estimated liability for future lease payments, net of estimated sublease income, and operating costs for closed customer care centers. The estimated liability for future lease payments is based upon rental rates inherent in existing leases. Assumptions on the timing and rental rates for sublease income are based upon estimates provided by real estate brokers specializing in commercial real estate for the locations vacated. Operating expenses are based upon existing costs for the locations vacated. If our assumptions regarding our ability to successfully sublease space at the rates and timing initially expected prove to be inaccurate, or the operating costs differ from our expectations we may be required to record additional charges to earnings, or conversely, reverse prior charges to earnings.

Accounting for stock-based compensation

We account for stock-based compensation under the provisions of FASB Statement No. 123(R) "*Share-Based Payment*" (SFAS No. 123(R)). We apply the fair value recognition provisions of SFAS No. 123(R) using the modified prospective transition method. Under the modified prospective transition method, compensation expense is recognized for all share-based payment awards granted prior to, but not yet vested as of January 2, 2006 based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, "*Accounting for Stock-Based Compensation.*" In addition, stock-based compensation expense for all share-based payment awards newly awarded after January 2, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Compensation expense related to share-based awards, net of a forfeiture rate, is amortized on a straight-line basis over the requisite employees' service period in selling, general and administrative expenses in the consolidated Statements of Operations in accordance with the classification of the related employees' compensation and benefits.

There are several assumptions used in calculating the fair value of options and common share awards. The assumptions used in calculating the fair value of options include expected volatility, risk-free interest rate, expected life, and annualized forfeiture rate. The annualized forfeiture rate is also used in calculating the value of common share awards. We estimated the forfeiture rate of 14.4%, volatility ranging between 81% to 93% and expected life for all awards ranging from 2.1 years to 2.4 years based on our experience during the preceding fiscal years. The risk-free interest rate of 2.14% to 3.99% is based on the 10-year treasury bond. Any changes in the assumptions used or future significant awards granted or forfeited will change the future stock compensation expense recorded. An increase in compensation expense will have the effect of reducing earnings, and conversely, a decrease in compensation expense will increase earnings.

Income taxes

We account for income taxes using the asset and liability approach. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded when we believe it is more likely than not that some portion or all of the deferred tax assets will not be realized in the near term. We record a reserve for tax contingencies unless we believe it is probable that the deductions giving rise to these contingencies will be sustained if challenged by taxing authorities.

As required by SFAS 109, we continually review the likelihood that deferred tax assets will be realized in future tax periods under the more-likely-than-not criteria. In making this judgment SFAS 109 requires that all available evidence, both positive and negative, should be considered in determining whether, based on the available evidence, a valuation allowance is required. As of December 28, 2008 we are in a cumulative loss position for the prior twelve quarters. This was primarily the result of losses incurred with the exited outbound customer acquisition business. While we have started to use the net operating losses in fiscal year 2008, due to the cumulative loss position and the uncertainty in the ability to realize forecasted earnings, a valuation allowance of $39.0 million has been established as of December 28, 2008 to fully offset the carrying value of the net deferred tax assets. Should pretax earnings increase in future periods all or a portion of the valuation allowance may be reversed resulting in increased earnings.

Liquidity and Capital Resources

The following table sets forth our consolidated statements of cash flow data for the fiscal years ended December 28, 2008, December 30, 2007 and December 31, 2006, respectively.

	For the Fiscal Year Ended		
	December 28, 2008	**December 30, 2007**	**December 31, 2006**
	(Dollars in thousands)		
Net cash provided by operating activities (1)	$ 25,043	$ 3,220	$ 1,903
Net cash used in investing activities	(5,753)	(12,636)	(8,737)
Net cash (used in) provided by financing activities (1)	(18,857)	9,092	7,321
Effect of exchange rates on cash	(1,241)	445	(142)
Net change in cash	$ (808)	$ 121	$ 345

(1) We reclassified financing costs of $1.0 million, $0.8 million and $0.4 million from operating activities to financing activities for the fiscal years of 2008, 2007 and 2006, respectively.

Operating Activities

Net cash provided by operating activities increased $21.8 million to $25.0 million in fiscal year 2008 as compared to $3.2 million in fiscal 2007, primarily due to a $20.0 million increase in gross profit, a $1.8 million reduction in deferred financing charges and prepayment fees associated with the early repayment of our loan facilities in May 2008, and a $3.8 million increase in other liabilities, partially offset by increases in selling, general and administrative expenses of $1.8 million and restructuring and other charges of $2.0 million.

Net cash provided by operating activities increased $1.3 million to $3.2 million in fiscal year 2007 as compared to $1.9 million in fiscal 2006, primarily due a $3.7 million decrease in accounts receivable, driven by a 10 day reduction in DSO to 51 days at December 30, 2007, from 61 days at December 31, 2006, a $2.9 million reduction in selling, general and administrative expenses and a decrease in restructuring expenses of $0.8 million, partially offset by the $5.6 million reduction in gross profit and $0.5 million of other net changes in assets and liabilities.

Investing Activities

Net cash used in investing activities decreased $6.9 million to $5.8 million in fiscal year 2008 as compared to fiscal year 2007. Cash used in investing activities in 2008 consisted primarily of $2.1 million in capital expenditures related to client implementations, $1.5 million in capital expenditures and build-out related to our third and fourth customer care centers in the Philippines, $1.3 million for the build-out of our Davenport, Iowa customer care center, net of funding from the landlord, and $1.0 million in continued investment in information technology equipment.

Net cash used in investing activities increased $3.9 million in fiscal year 2007 as compared to fiscal year 2006. Cash used in investing activities in 2007 consisted primarily of $8.3 million in capital expenditures for our third customer care center in the Philippines, and $3.6 million in continued investment in information technology equipment.

Net cash used in investing activities in fiscal year 2006 consisted primarily of costs related to the build-out and relocation of our customer care center in Green Bay, Wisconsin and costs for our second and third customer care centers in the Philippines, partially offset by approximately $2.0 million in proceeds from the sale-leaseback of our Cedar Rapids, Iowa facility.

Financing Activities

Net cash used in financing activities was $18.9 million for fiscal year 2008, as compared to cash provided by financing activities of $9.1 million in fiscal year 2007. The increase in cash used in 2008 is the result of net payments of $14.0 million as repayment in full of our outstanding term loan with Atalaya, net decreased borrowings of $6.2 million under our Revolving Loan Facility, $1.0 million in financing costs associated with the new debt facility with PNC Bank National Association (PNC) entered into in May 2008 and $0.3 million in cash received from the exercise of stock options.

Net cash provided by financing activities increased $1.8 million to $9.1 million in fiscal year 2007 compared to $7.3 million in fiscal year 2006, primarily as a result of a $4.0 million increase in borrowing under the Term Loan used to fund capital expenditures, a $0.6 million increase in cash received from the exercise of stock options and a $0.5 million increase in financing costs associated with changes in borrowing agreements, offset by additional net payments of $3.3 million under the Revolving Loan Facility.

Bank Financing

On October 31, 2005, the Company entered into an Amended and Restated Loan and Security Agreement (Restated LaSalle Credit Agreement) with LaSalle, as agent, and the financial institutions from time to time parties thereto as lenders. Under the terms of the Restated LaSalle Credit Agreement, LaSalle agreed, among other things, to provide the Company with a $25.0 million revolving loan facility which would have expired in October 2008, reduce the interest rates and other fees, amend the financial covenants and release the guarantee that had been provided by Theodore G. Schwartz.

From March 3, 2006 through December 5, 2006, the Restated LaSalle Credit Agreement was amended several times to modify financial covenants and other terms of the facility, and increase the maximum revolving loan limit. Under the terms of Amendment No. 6, LaSalle agreed to increase the maximum revolving loan limit to $35.0 million on December 5, 2006 and ultimately to $37.5 million on April 1, 2007. This amendment also provided $5.0 million in term debt, increasing to $10.0 million on January 1, 2007 and further increasing to $12.5 million on April 1, 2007.

On January 31, 2007, we entered into: (i) a Second Amended and Restated Loan and Security Agreement with LaSalle (Second Restated LaSalle Credit Agreement); and (ii) a Second Lien Loan and Security Agreement with LaSalle (Second Lien Loan Agreement.) The Second Restated LaSalle Credit Agreement provided for a $27.5 million revolving loan facility (Revolving Loan Facility) which expired in October 2010 and the Second Lien Loan Agreement provided for a $15.0 million term loan which matured in January 2011 (Term Loan). The proceeds of the Term Loan were used to repay our indebtedness to LaSalle under the Restated LaSalle Credit Agreement. For more information, see Note 9 of the Notes to Consolidated Financial Statements in Item 8 in this Annual Report on Form 10-K.

On February 5, 2007, LaSalle assigned all of its rights and obligations as the agent and lender under the Second Lien Loan Agreement to Atalaya Funding II, L.P. as lender and Atalaya Administrative, LLC, as agent (Atalaya.)

On June 29, 2007, we entered into: (i) Amendment No. 1 to the Second Restated LaSalle Credit Agreement; and (ii) a First Amendment to Second Lien Loan Agreement with Atalaya (the First Amendments.) Pursuant to the terms of the First Amendments, LaSalle and Atalaya agreed, among other things, to adjust certain financial covenants including the maximum restructuring cash disbursements covenant, the EBITDA covenant, and the leverage covenant.

On January 24, 2008, we entered into: (i) Amendment No. 2 to the Second Restated LaSalle Credit Agreement; and (ii) a Second Amendment to Second Lien Loan Agreement with Atalaya Funding II, L.P. as lender and Atalaya Administrative, LLC, as agent (the Second Amendments). Pursuant to the terms of the Second Amendments, LaSalle and Atalaya agreed, among other things, to adjust certain financial covenants including the maximum restructuring cash disbursement covenant, the fixed charge coverage covenant, the EBITDA covenant, and the leverage covenant, and add a new capital expenditures covenant. In addition, Atalaya agreed to reduce the voluntary prepayment penalty associated with the Term Loan if the Term Loan was prepaid in full prior to July 1, 2008. As partial consideration for the Second Amendment by Atalaya, we issued a warrant to purchase 512,245 common shares of the Company at an exercise price of $1.05 per share to an affiliate of Atalaya.

On February 29, 2008, we entered into: (i) Amendment No. 3 to the Second Restated LaSalle Credit Agreement; and (ii) a Third Amendment to Second Lien Loan Agreement with Atalaya Funding II, L.P. as lender and Atalaya Administrative, LLC, as agent (the Third Amendments). Pursuant to the terms of the Third Amendments, LaSalle and Atalaya agreed, among other things, to adjust the EBITDA financial covenant to include an add-back to EBITDA for any non-cash charges related to expenses and costs incurred in connection with the retirement or termination of any of the officers or managers of the Company. In addition, the period of time during which we could voluntarily prepay the Term Loan with Atalaya in full for a lower prepayment penalty was changed. We now had until May 30, 2008 rather than June 30, 2008 to make such a prepayment. As consideration for the Third Amendments by Atalaya, we agreed, among other things, to reduce the exercise price on the warrant to purchase 512,245 common shares of the Company previously issued to an affiliate of Atalaya from $1.05 per share to $0.90 per share. Atalaya has exercised all of their warrants on a cashless basis in the first fiscal quarter of 2009.

On May 5, 2008, we entered into a Revolving Credit and Security Agreement (Revolving Loan Agreement) with PNC Bank National Association (PNC), as agent, and the financial institutions from time to time parties thereto as lenders. The Revolving Loan Agreement provides us with a $40.0 million revolving loan facility which expires in May 2011. Borrowings under the Revolving Loan Agreement were used to repay in full our Revolving Loan Facility and Term Loan.

Borrowings under the Revolving Loan Agreement totaled $6.1 million as of December 28, 2008. We had approximately $34.0 million of undrawn capacity under the Revolving Loan Agreement as of December 28, 2008, of which $22.2 million was available based upon borrowing base calculations. We were in compliance with our financial covenants as of December 28, 2008.

Our ability to borrow under the Revolving Loan Agreement depends on the amount of eligible accounts receivable from our clients. In addition to borrowing against our eligible receivables, we may borrow an additional $9.0 million which is supported by a letter of credit (Credit Enhancement Letter of Credit) which was provided by TCS Global Holdings, L.P. (TCS), an affiliate of Theodore G. Schwartz, our Chairman and principal shareholder. In connection with the issuance of the Credit Enhancement Letter of Credit, we and TCS entered into a Reimbursement and Security Agreement, dated May 5, 2008 (Reimbursement Agreement). Based upon our performance against these requirements, we anticipate the Credit Enhancement Letter of Credit to be entirely released by PNC by the end of the first quarter of 2009. For more information regarding the Revolving Loan Agreement and the Reimbursement Agreement, see Note 9 of the Notes to Consolidated Financial Statements in Item 8 in this Annual Report on Form 10-K.

On June 26, 2008, we entered into an amendment (the Amendment) to the Revolving Loan Agreement in connection with the syndication of that facility. Pursuant to the terms of the Amendment, the Company and PNC agreed to amend the definitions of applicable margin, obligations, and unbilled eligible receivables.

Future Liquidity

We currently expect that our cash balances, cash flow from operations and available borrowings under the Revolving Loan Agreement will be sufficient to meet projected operating needs, fund any planned capital expenditures, and repay debt obligations as they come due. Our cash flow is significantly impacted by our ability to collect our clients' accounts receivable on a timely basis. To the extent that our business with a single client or small group of clients represents a more significant portion of our revenue, a delay in receiving payment could materially and adversely affect the availability of cash to fund operations.

A significant change in operating cash flow or a failure to maintain profitability could have a material adverse effect on our liquidity and our ability to comply with the covenants in our Revolving Loan Agreement. In addition, our failure to adhere to the financial and other covenants could give rise to a default under the Revolving Loan Agreement which would have a material adverse effect on our liquidity and financial condition. There can be no assurances that we will be able to meet the financial and other covenants in our Revolving Loan Agreement. See Item 1A of this Annual Report on Form 10-K under the caption "Our business may be affected by our cash flows from operations and our ability to comply with our debt covenants and funding requirements under our credit facility."

At the end of fiscal 2008, we had approximately $34.0 million in undrawn, committed capacity under our Revolving Loan Agreement, of which $22.2 million was available based upon borrowing base calculations. We are not aware of any issues with our lenders which might cause funds not to be available for us to draw upon under the terms of our Revolving Loan Agreement.

Off Balance Sheet Arrangements

We currently have a letter of credit (Credit Enhancement Letter of Credit) which was provided by TCS Global Holdings, L.P. (TCS), an affiliate of Theodore G. Schwartz, the Company's Chairman and principal shareholder. For more information regarding the Credit Enhancement Letter of Credit, see Note 15 of the Notes to Consolidated Financial Statements in Item 8 in this Annual Report on Form 10-K. We do not have any other off balance sheet arrangements other than operating leases.

Contractual Obligations and Commitments

We have the following contractual obligations and commercial commitments:

	Payment due by period				
	Less than 1 Year	2 to 3 Years	4 to 5 Years	Over 5 Years	Total
	(Dollars in thousands)				
Contractual Obligations:					
Operating leases	$ 8,371	$ 11,491	$ 7,032	$ 8,378	$ 35,272
Other Commercial Commitments:					
Telecommunications commitments	3,621	3,183	-	-	6,804
Letters of Credit	12,466	-	-	-	12,466
Total other commercial commitments	$ 16,087	$ 3,183	$ -	$ -	$ 19,270

New Accounting Pronouncements

In March 2008, the FASB issued Statement No. 161 (SFAS No. 161) "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" to amend and expand the disclosures about derivatives and hedging activities. The statement requires enhanced qualitative disclosures about an entity's objectives and strategies for using derivatives, and tabular quantitative disclosures about the fair value of derivative instruments and gains and losses on derivatives during the reporting period. SFAS No. 161 is effective for both fiscal years and interim periods that begin after November 15, 2008. The Company is evaluating the effect that this standard will have on its disclosures.

In April 2008, the FASB issued FASB Staff Position No. 142-3 (FSP FAS No. 142-3), "Determining the Useful Life of Intangible Assets". FSP FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets." The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) "Business Combinations". FSP FAS No. 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is evaluating the impact that FSP FAS No. 142-3 will have on its financial statements.

In May 2008, the FASB issued Statement No. 162 (SFAS No. 162), "The Hierarchy of Generally Accepted Accounting Principles". The standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for nongovernmental entities. Prior to the issuance of SFAS No. 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants (AICPA) Statement on Auditing Standards (SAS) No. 69, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". SFAS No. 162 is effective 60 days following SEC approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company is currently evaluating the provisions and guidance of SFAS No. 162 and does not expect that it will have a material impact on the Company's financial condition or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Historically, we have been exposed to the impact of U.S. interest rate changes directly related to our normal operating and funding activities and foreign currency exchange risk related to our operating costs in the Philippines. Our Revolving Loan Agreement bears interest at floating rates, subjecting us to interest rate risk. To date, the impact from interest rate fluctuations has not been material. In 2008, we entered into a pay fixed / receive floating interest rate swap for a $5.0 million notional amount. The objective of the contract is to mitigate the variability in cash flows resulting from changes in the underlying interest rate index or changes in the LIBOR rate.

We prepared a sensitivity analysis of our average debt for the fiscal year ended December 28, 2008, assuming a one-percentage point adverse change in interest rates. Holding all other variables constant, the hypothetical adverse change would not significantly increase interest expense. The sensitivity analysis assumes no changes in our financial structure.

The impact from foreign currency exchange rates has become significant due to the change in the U.S. dollar relative to the Philippine peso and the increase in cost of services due to our expanded operations in the Philippines. We had not used derivatives to manage this risk prior to September 30, 2007. In October 2007, we commenced a currency rate hedging program with the objective of mitigating the impact of significant fluctuations in the U.S. dollar / Philippine peso exchange rate. The objective of the hedge transaction is to mitigate the variability in cash flows and expenses over the period of the hedge contracts due to the foreign currency risk associated with the repayment of the intercompany accounts payable from the U.S. operations to the Philippines representing the Philippines' share of revenue. As of December 28, 2008, forward contracts to purchase 928 million Philippine pesos at a U.S. dollar notional of $19.6 million were outstanding.

Item 8. Financial Statements and Supplementary Data.

The following financial information is included in this Annual Report on Form 10-K:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and
Shareholders of APAC Customer Services, Inc.

We have audited the accompanying consolidated balance sheet of APAC Customer Services, Inc. as of December 28, 2008 and December 30, 2007, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 28, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of APAC Customer Services, Inc. at December 28, 2008 and December 30, 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 28, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), APAC Customer Services, Inc.'s internal control over financial reporting as of December 28, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois
March 12, 2009

APAC CUSTOMER SERVICES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share data)

	For the Fiscal Year Ended		
	December 28, 2008	December 30, 2007	December 31, 2006
Net revenue	$ 248,799	$ 224,683	$ 224,297
Cost of services	207,953	203,880	197,881
Gross profit	40,846	20,803	26,416
Operating expenses:			
Selling, general and administrative expenses	30,148	28,362	31,279
Restructuring and other charges	3,635	1,632	2,384
Total operating expenses	33,783	29,994	33,663
Operating income (loss)	7,063	(9,191)	(7,247)
Other income	(347)	(249)	(101)
Interest expense, net	4,358	3,537	2,013
Income (loss) before income taxes	3,052	(12,479)	(9,159)
Income tax provision (benefit)	33	(17,568)	21,380
Net income (loss)	$ 3,019	$ 5,089	$ (30,539)
Net income (loss) per share:			
Basic	$ 0.06	$ 0.10	$ (0.62)
Diluted	$ 0.06	$ 0.10	$ (0.62)
Weighted average shares outstanding:			
Basic	50,424	49,800	49,458
Diluted	50,477	52,019	49,458

See Notes to Consolidated Financial Statements.

APAC CUSTOMER SERVICES, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share data)

	December 28, 2008	December 30, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 618	$ 1,426
Accounts receivable, less allowances of $1,435 and $1,097, respectively	31,547	34,468
Other current assets	3,515	5,971
Total Current Assets	35,680	41,865
Property and equipment, net	22,664	26,772
Goodwill	13,338	13,338
Other intangible assets, net	3,434	5,891
Other assets	1,448	2,060
Total Assets	$ 76,564	$ 89,926
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 6,100	$ 12,307
Current portion of long-term debt	-	2,400
Accounts payable	1,641	2,287
Income taxes payable	253	220
Accrued payroll and related items	18,727	15,954
Accrued liabilities	10,508	8,052
Total Current Liabilities	37,229	41,220
Long-term debt	-	11,600
Other liabilities	3,915	3,725
Commitments and contingencies	-	-
Shareholders' equity:		
Common Shares, $0.01 per share; authorized 200,000,000 shares; 50,783,312 shares issued and 50,782,353 shares outstanding at December 28, 2008, and 50,379,296 shares issued and outstanding at December 30, 2007	509	504
Additional paid-in capital	104,517	102,647
Accumulated deficit	(69,741)	(72,760)
Accumulated other comprehensive income	136	2,990
Treasury shares: 959 and 0 shares at cost at December 28, 2008 and December 30, 2007, respectively	(1)	-
Total Shareholders' Equity	35,420	33,381
Total Liabilities and Shareholders' Equity	$ 76,564	$ 89,926

See Notes to Consolidated Financial Statements.

APAC CUSTOMER SERVICES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in thousands, except share data)

	Common Shares Issued	Common Share Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Treasury Stock	Shareholders' Equity
Balance, January 1, 2006	49,695,699	$ 497	$ 99,598	$ (47,310)	$ (64)	$ (847)	$ 51,874
Net loss		-	-	(30,539)	-	-	(30,539)
Foreign currency translation adjustment		-	-	-	344	-	344
Total comprehensive loss		-	-	-	-	-	(30,195)
Issuance of non-vested stock	370,929	4	-	-	-	-	4
Exercise of employee stock options, including related excess income tax benefits		-	1	-	-	144	145
Stock compensation expense		-	1,478	-	-	-	1,478
Balance, December 31, 2006	50,066,628	$ 501	$ 101,077	$ (77,849)	$ 280	$ (703)	$ 23,306
Net income		-	-	5,089	-	-	5,089
Foreign currency translation adjustment		-	-	-	1,917	-	1,917
Unrealized gain on derivative contracts		-	-	-	793	-	793
Total comprehensive income		-	-	-	-	-	7,799
Issuance of non-vested stock	11,389	-	-	-	-	-	-
Exercise of employee stock options, including related excess income tax benefits	301,279	3	27	-	-	703	733
Stock compensation expense		-	1,543	-	-	-	1,543
Balance, December 30, 2007	50,379,296	$ 504	$ 102,647	$ (72,760)	$ 2,990	$ -	$ 33,381
Net income		-	-	3,019	-	-	3,019
Foreign currency translation adjustment		-	-	-	(1,315)	-	(1,315)
Unrealized loss on derivative contracts		-	-	-	(1,539)	-	(1,539)
Total comprehensive income		-	-	-	-	-	165
Issuance of warrants	-	-	215	-	-	-	215
Exercise of employee stock options, including related excess income tax benefits	404,016	5	350	-	-	(1)	354
Stock compensation expense			1,305	-	-	-	1,305
Balance, December 28, 2008	50,783,312	$ 509	$ 104,517	$ (69,741)	$ 136	$ (1)	$ 35,420

See Notes to Consolidated Financial Statements.

APAC CUSTOMER SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	For the Fiscal Year Ended		
	December 28, 2008	December 30, 2007	December 31, 2006
Operating Activities:			
Net income (loss)	$ 3,019	$ 5,089	$ (30,539)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and amortization	12,067	14,112	12,466
Deferred income taxes	-	-	21,380
Non-cash restructuring charges	14	12	201
Stock compensation expense	1,305	1,543	1,478
Non-cash warrant issuances	215	-	-
Loss (gain) on sale of property and equipment	193	(18)	-
Amortized gain on sale leaseback	(118)	(175)	(18)
Changes in operating assets and liabilities:			
Accounts receivable, net	2,921	3,389	(266)
Other current assets	1,956	504	(2,338)
Accounts payable	(646)	(603)	(669)
Accrued payroll and related items	2,773	1,351	1,834
Income taxes payable	33	(17,580)	-
Accrued liabilities	2,472	(4,464)	1,229
Other assets and liabilities	(1,161)	60	(2,855)
Net cash provided by operating activities	25,043	3,220	1,903
Investing Activities:			
Purchase of property and equipment, net	(5,810)	(12,827)	(10,713)
Net proceeds from sale of property and equipment	57	191	1,976
Net cash used in investing activities	(5,753)	(12,636)	(8,737)
Financing Activities:			
Borrowings under revolving credit facility	324,936	249,644	238,833
Payments under revolving credit facility	(331,143)	(251,115)	(237,026)
Borrowings on long-term debt	-	10,000	5,000
Payments on long-term debt	(14,000)	(1,000)	-
Payments of financing costs	996	830	365
Stock option transactions including related excess income tax benefits	354	733	149
Net cash (used in) provided by financing activities	(18,857)	9,092	7,321
Effect of exchange rates on cash	(1,241)	445	(142)
Net (decrease) increase in cash and cash equivalents	(808)	121	345
Cash and Cash Equivalents:			
Beginning of year	1,426	1,305	960
End of year	$ 618	$ 1,426	$ 1,305
Supplemental Disclosures:			
Cash payments for interest	$ 2,396	$ 2,947	$ 1,483
Cash payments for income taxes	-	12	21
Income tax refund received	-	6	-
Capital expenditures funded by landlord and others	1,413	182	3,250

See Notes to Consolidated Financial Statements.

APAC CUSTOMER SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data and as otherwise indicated)

1. Description of Business

APAC Customer Services, Inc. (Company) is a leading provider of customer care services and solutions to market leaders in the healthcare, business services, communications, publishing, travel and entertainment, and financial services industries. As of December 28, 2008, the Company operated 13 customer care centers: seven domestic, two domestic client-owned facilities, and four international centers located in the Philippines. The domestic operations consist of approximately 4,700 workstations and the off-shore operations consist of approximately 3,300 workstations. The Company consists of a single operating segment that offers customer care services and solutions to its clients.

2. Basis of Presentation and Principles of Consolidation

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All of the Company's subsidiaries are wholly-owned and are included in the consolidated financial statements. The Company's off-shore customer care centers use their local currency, the Philippine peso, as their functional currency. Assets and liabilities of off-shore customer care centers have been translated at period-end exchange rates, and income and expenses have been translated using average exchange rates for the period. All inter-company transactions and balances have been eliminated in consolidation.

Fiscal Year

The Company operates on a 52/53-week fiscal year that ends on the Sunday closest to December 31. All fiscal years presented were 52 weeks.

3. Summary of Significant Accounting Policies and Estimates

Revenue recognition

The Company provides customer care services according to each client's contract. Each contract is evaluated to determine the appropriate treatment for revenue recognition in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 101, "*Revenue Recognition in Financial Statements*", SAB No. 104, "*Revenue Recognition*" and Emerging Issues Task Force (EITF) Issue No. 00-21, "*Revenue Arrangements with Multiple Deliverables.*" The Company recognizes revenues only when there is evidence of an arrangement, services have been provided, the price is fixed and determinable, and collection is considered probable. Client contracts generally require that the Company bill for its services based on time spent by customer service representatives or on a per call or per transaction basis.

Delivery of services to the Company's clients generally entails an initial implementation effort during which costs are incurred in connection with information and telephony systems implementation, establishment of operating processes and hiring and training of employees. Certain of the Company's client contracts provide for payment of fees in connection with some of these activities. The initial implementation effort is not considered a separate element as defined by EITF Issue No. 00-21, "*Revenue Arrangements with Multiple Deliverables.*" Rather, these implementation activities, together with the ongoing service delivery, constitute a single unit of accounting for which revenue is recognized using a proportional performance method such as recognizing revenue based on transactional services delivered or on a straight-line basis, as appropriate. Revenue recognized is limited to the amount which the Company is contractually entitled to collect from its clients.

Certain client contracts do not provide for separate payment of fees for implementation activities; rather such fees are implicitly included within the rates associated with the ongoing service delivery. For these arrangements, no revenue is recognized related to the implementation activities and specific direct and incremental costs associated with the implementation activities are deferred and amortized over the period the related ongoing services revenue is recognized.

In many cases, the Company is subject to varying client quality, service level, and performance standards, such as average handle time, occupancy rate, abandonment rate, call quality, and customer satisfaction. The Company's performance against such standards may provide bonus opportunities, or conversely, may subject us to penalties, which are recognized as earned or incurred.

(Dollars in thousands, except share data and as otherwise indicated)

Cost of services

The Company generally recognizes costs associated with its customer care services as they are incurred in accordance with Statement of Financial Accounting Concepts, (SFAC) No. 5. "*Recognition and Measurement in Financial Statements of Business Enterprise.*" Cost of services include direct labor, telephone and other facility expenses directly related to providing customer care services to our clients.

Delivery of services to the Company's clients generally entails an initial implementation effort during which costs are incurred in connection with information and telephony systems implementation, establishment of operating processes and hiring and training of employees. Certain of the Company's client contracts provide for payment of fees in connection with some of these activities and, in such instances, related costs are expensed as incurred. Certain client contracts do not provide for separate payment of fees for implementation activities. For these arrangements specific direct and incremental costs associated with the implementation activities are deferred and amortized over the period the related ongoing services revenue is recognized.

Restructuring charges

Under the provisions of SFAS No. 146 "*Accounting for Costs Associated with Exit or Disposal Activities,*" the Company records a liability for costs associated with an exit or disposal activity when a liability is incurred. A restructuring charge may be recognized for certain employee termination benefits and other costs when the Company exits an activity. The restructuring charge is based on an estimate of severance costs to be paid to terminated employees and costs associated with termination of lease obligations, net of estimated sublease rental income.

Accounting for derivatives

The Company accounts for its derivative instruments pursuant to SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities":* as amended by SFAS No. 138, "*Accounting for Certain Derivative Instruments and Certain Hedging Activities*" and SFAS No. 149, "*Amendment of Statement 133 on Derivative Instruments and Hedging Activities.*" The Company uses forward contracts to mitigate foreign currency risk and an interest rate swap to mitigate interest rate risk. The Company's derivatives are designated as cash flow hedges to the extent that the instruments qualify for accounting as a hedging instrument; therefore, the effective portion of gains and losses that result from changes in fair value of the derivative instruments are recorded in accumulated other comprehensive income until the hedged transaction affects income, at which time gains and/or losses are realized. If the instrument does not qualify for accounting as a hedge, the change in the value of the instrument during the reporting period is recorded immediately to earnings. The Company assesses hedge effectiveness each reporting period.

The objective of the foreign currency hedge transaction is to mitigate the variability in cash flows and expenses over the period of the hedge contracts due to the foreign currency risk associated with the repayment of the intercompany accounts payable from the U.S. operations to the Philippines representing the Philippines share of revenue. As of December 28, 2008, forward contracts to purchase 928 million Philippine pesos at a U.S. dollar notional of $19.6 million were outstanding. Each contract is designated to a hedged item which is settled periodically. The hedged item represents the change in the U.S. dollar cash flow necessary to settle the accounts payable balance at periodic intervals over the next 12 months. The settlement timing corresponds with the payroll cycle in the Philippines. No ineffectiveness is anticipated because the notional amount is no more than 95% of the anticipated payable balance and declines steadily over the course of the year. Also, the maturity date of the forward contract coincides with the timing of the effective repayment of the intercompany payable. In fiscal year 2008, the loss associated with settled forward contracts recognized in earnings was $1.1 million and is recorded as a component of cost of services. In fiscal year 2007, the gain recognized in earnings was $0.1 million and was also recorded as a component of cost of services. Unrealized depreciation in value of the outstanding forward contracts of $1.5 million was recorded in other liabilities and other accumulated comprehensive income as of December 28, 2008. The unrealized loss will be recognized in earnings over the next 12 months as cash flows related to the intercompany payable are effectively settled.

(Dollars in thousands, except share data and as otherwise indicated)

The objective of the interest rate swap transaction is to mitigate the variability in cash flows resulting from changes in the underlying interest rate index or changes in the LIBOR rate. As of December 28, 2008, a pay fixed / receive floating interest rate swap for a $5.0 million notional amount was outstanding. The interest rate swap has a maturity date of May 2011. The interest rate swap does not meet the criteria to be accounted for as a hedge and therefore, the unrealized loss of $0.3 million as of December 28, 2008 was recognized as a component of interest expense in the Company's Statement of Operations. See Note 17 for more information.

Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on a quarterly assessment of the probable estimated losses in trade accounts receivable. This estimate is based on specific allowances for certain identified receivables with balances outstanding generally greater than 90 days and an additional allowance for estimated losses on all other receivables based on their age and collection history. The Company charges off uncollectible accounts when it has exhausted all possible collection efforts.

Accounting for employee benefits

The Company records a liability for group health and workers' compensation claims based on an estimate of claims incurred, but not reported, as well as known claims at the end of the reporting period. The estimate for group health claims is a factor of the number of participants in the medical plan at an estimated average claim per participant. The estimated claim per participant is determined with reference to the Company's average medical costs incurred per participant over the prior five years and other relevant factors. The estimate for workers' compensation claims is derived from an analysis performed by actuaries hired by the Company who have expertise in this area. The reserve is based upon outstanding claims from the current and prior years.

The balances of these accounts, which are included in accrued payroll and related items and accrued liabilities, at December 28, 2008 and December 30, 2007, were:

	2008	2007
Group Health Insurance	$ 2,253	$ 1,744
Workers' Compensation	$ 1,536	$ 2,089

Income taxes

The Company accounts for income taxes using the asset and liability approach. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded when the Company believes it is more likely than not that some portion or all of the deferred tax assets will not be realized in the near term. The Company records a reserve for tax contingencies unless it believes it is probable that the deductions giving rise to these contingencies will be sustained if challenged by taxing authorities.

The Financial Accounting Standards Board (FASB) issued FASB Interpretation 48, "*Accounting for Uncertainty in Income Taxes: An interpretation of FASB Statement No. 109*," (FIN 48) on July 13, 2006. FIN 48 clarifies Statement 109, "*Accounting for Income Taxes*," to indicate the criterion that an individual tax position would have to meet for some or all of the benefit of that position to be recognized in an entity's financial statements. In applying FIN 48, the Company is required to evaluate a tax position using a two-step process. First, the Company evaluates the position for recognition. The Company recognizes the financial statement benefit of a tax position if it determines that it is more likely than not that the position will be sustained on examination. Next, the Company measures the amount of benefit that should be recognized for those tax positions that meet the more-likely-than-not test. The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption resulted in no material adjustment in the liability for unrecognized income tax benefits.

Cash equivalents

Cash equivalents consist of highly liquid, short-term investments readily convertible to cash.

(Dollars in thousands, except share data and as otherwise indicated)

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting for long-lived assets

The Company's long-lived assets consist primarily of property and equipment and intangible assets. In addition to the original cost of these assets, their recorded value is impacted by a number of policy elections made by the Company, including estimated useful lives and salvage values. Any decision by the Company to reduce capacity by closing customer care centers or to abandon assets may result in a write-off of the net book value of the affected assets. In accordance with SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*," the Company records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. In this circumstance, the impairment charge would be determined based upon the amount by which the net book value of the assets exceeds their fair market value. In making these determinations, the Company utilizes certain assumptions, including, but not limited to, the estimated fair market value of the assets, which are based on additional assumptions such as asset utilization, length of time the asset will be used in the Company's operations and estimated salvage values.

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis, using estimated useful lives of up to 15 years for buildings, the life of the lease for leasehold improvements, 3 to 7 years for telecommunications equipment, and 3 to 7 years for workstations and office equipment. Excluding capitalized software, the total depreciation expense for property and equipment for fiscal years 2008, 2007 and 2006 was $8.3 million, $9.5 million and $8.0 million, respectively. Interest cost capitalized as a component of building and leasehold improvements was $0.1 million for the fiscal year ended December 30, 2007. No interest was capitalized for the fiscal year ended December 28, 2008.

	December 28, 2008	December 30, 2007
Building and leasehold improvements	$ 20,126	$ 24,631
Telecommunications equipment	47,619	48,382
Workstations and office equipment	12,260	12,285
Capitalized software	24,960	23,996
Construction in progress	1,776	950
Accumulated depreciation and amortization	(84,077)	(83,472)
Property and equipment, net	$ 22,664	$ 26,772

Net property and equipment located at the Company's international customer care centers totaled $10.3 million and $15.1 million as of December 28, 2008 and December 30, 2007, respectively.

Capitalized Software

The Company capitalizes certain costs related to the purchase and installation of computer software and for internally developed software for internal use in accordance with Statement of Position No. 98-1 "*Accounting for Costs of Computer Software Developed or Obtained for Internal Use*." Amortization is provided on a straight-line basis over estimated useful lives of up to 5 years. The Company had $1.7 million and $2.1 million of unamortized capitalized software costs as of December 28, 2008 and December 30, 2007, respectively. Amortization expense for capitalized software costs in fiscal years 2008, 2007 and 2006 was $1.5 million, $2.3 million and $2.1 million, respectively.

(Dollars in thousands, except share data and as otherwise indicated)

Goodwill

Under SFAS No. 142, "*Goodwill and Other Intangible Assets*," the Company is required and it is its policy to test all existing goodwill for impairment at least annually and more frequently if circumstances require. The Company tested the goodwill for impairment in the third quarter of 2008 and 2007, resulting in no further impairment being recorded. As of December 28, 2008, the Company had $13.3 million of goodwill. Under the provisions of SFAS No. 142, goodwill is no longer amortized.

Intangible Asset

Identifiable intangible assets of the Company include acquired customer relationships with a gross carrying value of $28.5 million and accumulated amortization of $25.2 million and $22.8 million as of fiscal year end 2008 and 2007, respectively. Under the provisions of SFAS No. 142, "*Goodwill and Other Intangible Assets*," the Company amortizes intangible assets with definite lives, such as customer relationship intangible assets, over their estimated useful lives. The Company evaluates the remaining useful life of its customer relationships balance at least annually to determine whether events or circumstances warrant a revision to the remaining amortization period. Customer relationship intangible assets are being amortized on a straight-line basis over the expected period of benefit of 12 years. Total amortization of intangible assets for fiscal years 2008, 2007 and 2006 was $2.3 million per year. Annual amortization expense is expected to be $2.3 million for fiscal year 2009 and $1.0 million in fiscal year 2010.

The Company is required to test all non-goodwill intangible assets for impairment in accordance with the provisions of SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets.*" If impairment indicators are present, the Company will perform an evaluation for impairment at that time. Under SFAS No. 144 the evaluation of impairment of intangibles with definite lives is based upon a comparison of the carrying amount of the intangible asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset is considered impaired. The impairment expense is determined by comparing the estimated fair value of the intangible asset to its carrying value, with any shortfall from fair value recognized as an expense in the current period. Based on the Company's evaluation, no impairment charges have been recognized for fiscal years 2006 through 2008.

Financial Information about Industry Segments

The Company has one reportable segment and, therefore, all segment-related financial information required by SFAS No. 131, "*Disclosures About Segments of an Enterprise and Related Information*," is included in the consolidated financial statements. The reportable segment reflects the Company's operating and reporting structure.

Accounting for Stock-Based Compensation

At December 28, 2008, the Company had a share-based incentive compensation plan for employees and non-employee directors, which authorized the granting of various equity-based incentive awards, including stock options and non-vested common shares. The total number of common shares authorized for issuance under the plan was 11.8 million at December 28, 2008, of which 2.5 million shares are available for future grants.

The Company accounts for stock-based compensation under the provisions of FASB Statement No. 123(R) "*Share-Based Payment*" (SFAS No. 123(R)). It applies the fair value recognition provisions of SFAS No. 123(R) using the modified prospective transition method.

Under the modified prospective transition method, compensation expense is recognized for all share-based payment awards granted prior to, but not yet vested as of January 2, 2006 based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, "*Accounting for Stock-Based Compensation.*" In addition, stock-based compensation expense for all share-based payment awards newly awarded after January 2, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Compensation expense related to share-based awards, net of a forfeiture rate, is amortized on a straight-line basis over the requisite employees' service periods in selling, general and administrative expenses in the consolidated Statements of Operations in accordance with the classification of the related employees' compensation and benefits. The Company estimated the forfeiture rate, volatility and expected life for all awards based on its experience during the preceding fiscal years. The interest rate is based on the 10-year treasury bond.

(Dollars in thousands, except share data and as otherwise indicated)

Total stock-based compensation expense was $1.3 million and $1.5 million for the fiscal years ended December 28, 2008 and December 30, 2007, respectively. As of December 28, 2008, there was $1.7 million of unrecognized compensation cost related to unvested awards that is expected to be recognized over a weighted-average period of approximately four years.

Prior to April 4, 2007, options to purchase common shares were granted with an exercise price equal to the average of the high and low market price of the Company's common shares on The NASDAQ Global Market on the date of the grant. Effective April 4, 2007, the 2005 Incentive Stock Plan was amended to provide that the fair value for future option grants would be the closing price of the common shares on The NASDAQ Global Market on the date of the grant. Substantially all of the options become exercisable between one to five years after the grant date and generally expire ten years from the grant date.

During the fiscal year ended December 28, 2008, the Company awarded 50,000 non-vested common shares to employees at a weighted average value per share of $1.10. The non-vested common shares vest ratably two years from the grant date.

4. Comprehensive Income (Loss)

Comprehensive income (loss) for fiscal years 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Net income (loss)	$ 3,019	$ 5,089	$ (30,539)
Foreign currency translation adjustment(1)	(1,315)	1,917	344
Unrealized (loss) gain on derivative contracts	(1,539)	793	-
Total comprehensive income (loss)	$ 165	$ 7,799	$ (30,195)

(1) The foreign currency translation adjustments in fiscal year 2008, 2007 and 2006 relate to the impact of the change in exchange rates on net assets located outside of the United States.

5. Significant Clients

The Company's ten largest clients collectively accounted for 90% of the Company's revenue in fiscal years 2008 and 2007 and 88% in fiscal year 2006. Clients that were individually responsible for 10% or more of the Company's revenues for fiscal years 2008, 2007 and 2006 were as follows:

	2008	2007	2006
United Parcel Services, Inc.	25.1 %	23.6 %	15.5 %
Verizon Wireless	21.0	19.6	17.4
WellPoint, Inc.	12.5	16.1	19.5
Medco Health Solutions, Inc.	11.5	9.7	8.8
Total	70.1 %	69.0 %	61.2 %

Accounts receivable related to these significant clients as a percentage of net accounts receivable at the end of fiscal year 2008 and 2007, respectively, were:

	Percent of Net Accounts Receivable	
	2008	2007
Verizon Wireless	29.8 %	19.9 %
Medco Health Solutions, Inc.	16.4	12.5
United Parcel Services, Inc	15.5	11.1
WellPoint, Inc.	6.5	18.9
Total	68.2 %	62.4 %

(Dollars in thousands, except share data and as otherwise indicated)

6. Supplemental Balance Sheet Data

Consolidated Balance Sheet	December 28, 2008	December 30, 2007
Prepaid expenses and other assets	$ 2,929	$ 5,268
Non-trade receivables	586	703
Other current assets	$ 3,515	$ 5,971
Accrued workers' compensation	$ 1,536	$ 2,089
Accrued severance	1,372	-
Deferred rent	1,071	1,023
Accrued professional fees	767	644
Unrecognized loss on forward contracts	695	-
Accrued property tax	256	332
Restructuring charges	54	1,756
Other accrued liabilities	4,757	2,208
Accrued liabilities	$ 10,508	$ 8,052

7. Restructuring and Other Charges

Severance Charges

The Company recorded $3.5 million of severance charges in fiscal 2008 related to changes in the Company's executive team and operational and administrative positions. In January 2008, Robert Keller, the Company's former President and CEO, announced his intention to retire. Additionally, several changes in the executive team occurred throughout the fiscal year. The Company also eliminated approximately 130 operational and administrative positions throughout the company. Payments totaling $2.0 million related to severance charges have been made through December 28, 2008 and remaining cash payments of $1.5 million are payable through 2010. Severance charges and related payments for fiscal 2008 are not part of a restructuring plan and therefore, they are not included in the restructuring table presented below.

Restructuring Charges

The Company recorded less than $0.1 million of restructuring charges in fiscal 2008, primarily related to incremental costs resulting from delays in subletting space in the Company's Tucson, Arizona customer care center.

The Company recorded $1.6 million of restructuring and other charges in fiscal 2007. The Company restructured certain operations which resulted in downsizing space in its Tucson, Arizona customer care center and eliminating certain administrative and operations positions. Restructuring and other charges related to this plan were $1.4 million and included $0.6 million in lease termination and other costs and $0.8 million in severance costs related to the elimination of six positions. During 2007, the Company also reversed $0.1 million in lease termination and other costs associated with the 2006 restructuring initiatives as operating expenses were lower than originally estimated and recorded $0.3 million in charges related to its July 2005 restructuring as a result of its conclusion that it will be unable to sublet the remaining unused space in its corporate office in Deerfield, Illinois.

The Company recorded $2.4 million of restructuring and other charges in fiscal year 2006. During the year, the Company closed four customer care centers with approximately 960 workstations. Restructuring and other charges associated with these closures were $1.8 million comprised of lease termination and other costs of $0.8 million, the write down of property and equipment of $0.5 million net of reductions from the proceeds from the sale of related assets, and severance costs of $0.5 million related to the elimination of 119 administrative and support positions. The Company also recorded additional charges of $0.9 million related to the 2005 restructuring as a result of delays in subletting space in its corporate office, which charges were partially offset by a reversal of $0.3 million of prior year charges not utilized.

(Dollars in thousands, except share data and as otherwise indicated)

Cash Payments

Cash payments totaling $1.4 million related to 2007 restructuring initiatives have been made through December 28, 2008. Remaining cash payments of less than $0.1 million, related to severance costs, are payable through 2009.

Cash payments totaling $1.8 million related to 2006 restructuring initiative have been made through December 28, 2008 and the remaining cash charges of less than $0.1 million, related to real estate taxes, are payable through 2009.

Following is a summary of the fiscal year 2008 activity in the current and long-term reserves established in connection with the Company's restructuring initiatives:

	Severance Costs	Asset Write-off	Lease Obligations and Other	Total
Restructuring Reserve, January 1, 2006	$ 709	$ -	$ 3,989	$ 4,698
Total expense	225	501	1,658	2,384
Total adjustments	(88)	(486)	787	213
Total payments	(839)	5	(3,284)	(4,118)
Restructuring Reserve, December 31, 2006	7	20	3,150	3,177
Total expense	779	13	840	1,632
Total adjustments	-	(33)	2	(31)
Total payments	(453)	-	(2,554)	(3,007)
Restructuring Reserve, December 30, 2007	333	-	1,438	1,771
Total expense	-	-	65	65
Total adjustments	-	-	14	14
Total payments	(308)	-	(1,488)	(1,796)
Restructuring Reserve, December 28, 2008	$ 25	$ -	$ 29	$ 54

8. Income Taxes

The provision (benefit) for income taxes for fiscal years 2008, 2007 and 2006 consisted of the following:

	2008	2007	2006
Current provision	$ 33	$ -	$ -
Deferred provision (benefit)	-	(17,568)	21,380
Total provision (benefit) for income taxes	$ 33	$ (17,568)	$ 21,380

(Dollars in thousands, except share data and as otherwise indicated)

A reconciliation of the statutory federal income tax expense (benefit) to the actual effective income tax expense (benefit) for fiscal years 2008, 2007 and 2006 is as follows:

	2008	2007	2006
U.S. Statutory tax expense (benefit) - rate (35%)	$ 1,068	$ (4,368)	$ (3,206)
U.S. State taxes, net of U.S. Federal benefit and state credits	63	(450)	(359)
Work opportunity tax credits	(246)	(5,103)	(642)
Reversal of reserve	-	(17,580)	-
AMT credit	-	(1,024)	-
State tax rate adjustment	-	354	-
Other	30	51	381
Deferred tax asset adjustment	(2,418)	-	(2,059)
Valuation allowance recorded	1,536	10,552	27,265
Actual tax expense (benefit)	$ 33	$ (17,568)	$ 21,380

The significant components of deferred income tax assets and liabilities are as follows:

	December 28, 2008	December 30, 2007
Deferred tax assets:		
Net operating loss and credit carryforwards	$ 29,421	$ 28,350
Depreciation	3,098	3,313
Deferred rent	1,605	909
Payroll related items	1,354	1,429
Self-insurance related costs	1,202	1,278
Stock compensation expense	559	841
Allowance for doubtful accounts	554	424
Restructuring and other severance charges	441	481
Derivative contracts	167	-
Intangible assets	114	510
Other	532	282
Total deferred tax assets	39,047	37,817
Deferred tax liabilities :		
Derivative contracts	-	(306)
Valuation allowance	(39,047)	(37,511)
Net deferred tax assets	$ -	$ -

As of December 31, 2006, the Company was in a cumulative loss position for the prior twelve quarters. This was primarily the result of losses incurred with the exited outbound customer acquisition business. Forecasted taxable income based solely on contracts in place at December 31, 2006 and the existing cost structure did not exceed the amount necessary to fully realize the net deferred tax asset within three years or less. Due to uncertainty in the ability to realize forecasted earnings a valuation allowance of $25.2 million had been established as of December 31, 2006. The valuation allowance reported at December 31, 2006 was subsequently increased by $2.1 million from the amount previously reported due to a corresponding increase in the total deferred tax assets at that date. There was no impact on net deferred tax assets at December 31, 2006 as a result of the adjustment in the prior year gross deferred tax assets. In 2007, the Company increased the valuation allowance based upon increased deferred tax assets generated for 2007 pre-tax loss and unused tax credits. The Company increased the valuation allowance in 2008 due to the net increase in deferred tax assets.

(Dollars in thousands, except share data and as otherwise indicated)

In October 2003, the Company received an $11.6 million cash tax refund associated with the write-off for tax purposes in 2002 of its remaining investment in ITI Holdings, Inc. (ITI). The Internal Revenue Service (IRS) had audited the Company's 2002 tax return and proposed an adjustment that would disallow this deduction. The Company believed that it had sufficient support for the deduction and filed an appeal contesting the proposed adjustment and requested a hearing with an IRS appeals officer. On March 27, 2007, the Company received written notification from the Appeals Officer that the IRS had reviewed the technical merits of the Company's position and was proposing to allow the deduction in its entirety. Based upon the then current status of the appeal and the IRS's acceptance of the revised technical merits supporting its deduction, the Company believed it was more likely than not that it would be successful and that the deduction would be allowed in full. Therefore, it reversed the reserve of $17.6 million, including potential interest, related to this issue as of April 1, 2007. On August 30, 2007, the Company received a closing letter from the IRS notifying it of the favorable conclusion of the IRS audit.

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded when management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized in the future. The Company's net deferred tax assets are $39.0 million as of December 28, 2008, of which $29.4 million relates to net operating losses and tax credits incurred predominately over the previous four years.

The federal net operating loss carry forwards expire over the following periods:

Expiration	Net Operating Loss Carryforward	
2024	$	12,615
2025		13,901
2026		9,187
2027		12,823
	$	48,526

State tax net operating loss cary forwards of $60.7 million expire over the following periods:

Expiration	Net Operating Loss Carryforward	
2009	$	2,280
2010		1,877
2011		1,074
2012		933
2013		9
Thereafter		54,530
	$	60,703

In addition, the Company has Work Opportunity Tax Credits and Alternative Minimum Tax Credits of $8.0 million and $1.3 million respectively. The Work Opportunity Tax Credits expire at various periods between 2012 and 2028. The Alternative Minimum Tax Credit is available indefinitely.

The FASB issued FASB Interpretation 48, *"Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109,"* (FIN 48) on July 13, 2006. FIN 48 clarifies Statement 109, *"Accounting for Income Taxes,"* to indicate the criterion that an individual tax position would have to meet for some or all of the benefit of that position to be recognized in an entity's financial statements. In applying FIN 48, an entity is required to evaluate a tax position using a two-step process. First, the entity should evaluate the position for recognition. An entity should recognize the financial statement benefit of a tax position if it determines that it is more likely than not that the position will be sustained on examination. Next, the entity should measure the amount of benefit that should be recognized for those tax positions that meet the more-likely-than-not test. The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption resulted in no material adjustment in the liability for unrecognized income tax benefits.

(Dollars in thousands, except share data and as otherwise indicated)

The following table represents the 2008 and 2007 activity for uncertain tax positions:

	2008	2007
Balance at beginning of period	$ 220	$ 220
Additions based on tax positions related to the current year	-	-
Additions for tax positions for prior years	-	-
Reductions for tax positions of prior years	-	-
Reductions for tax positions related to the current year	-	-
Settlement with taxing authorities	-	-
Lapse of applicable statute of limitations	-	-
Balance at end of period	$ 220	$ 220

The Company benefits from an income tax holiday as a Philippine Economic Zone Authority (PEZA) registrant. The Company is required to comply with certain financial metrics to qualify for the income tax holiday. The tax holiday for the Alabang facilities will expire in April 2009. The tax holiday for the Cubao facility expires in 2012. The tax holiday for the Leyte facility expires in 2013.

9. Debt

The Company did not have any long-term debt outstanding as of December 28, 2008. The Company's long-term debt outstanding as of December 30, 2007 consisted of the following:

	December 30, 2007
Term loan	$ 14,000
Total long-term debt	14,000
Less—current maturities	2,400
Long-term debt, net	$ 11,600

As of December 30, 2007, the term loan carried interest rate terms that were the higher of (a) the London Interbank Offered Rate (LIBOR) or 5.25%, plus (b) 8.25%. The actual Term loan interest rate was 13.5% at December 30, 2007.

On October 31, 2005, the Company entered into an Amended and Restated Loan and Security Agreement (Restated LaSalle Credit Agreement) with LaSalle, as agent, and the financial institutions from time to time parties thereto as lenders. Under the terms of the Restated LaSalle Credit Agreement, LaSalle agreed, among other things, to provide the Company with a $25.0 million revolving loan facility which would have expired in October 2008, reduce the interest rates and other fees, amend the financial covenants and release the guarantee that had been provided by Theodore G. Schwartz.

From March 3, 2006 through December 5, 2006, the Restated LaSalle Credit Agreement was amended several times to modify financial covenants and other terms of the facility, and increase the maximum revolving loan limit. Under the terms of Amendment No. 6, LaSalle agreed to increase the maximum revolving loan limit to $35.0 million on December 5, 2006 and ultimately to $37.5 million on April 1, 2007. This amendment also provided $5.0 million in term debt, increasing to $10.0 million on January 1, 2007 and further increasing to $12.5 million on April 1, 2007.

On January 31, 2007, the Company and LaSalle entered into: (i) a Second Amended and Restated Loan and Security Agreement (Second Restated LaSalle Credit Agreement); and (ii) a Second Lien Loan and Security Agreement (Second Lien Loan Agreement.) The Second Restated LaSalle Credit Agreement provided the Company with a $27.5 million revolving loan facility (Revolving Loan Facility) which expires in October 2010 and the Second Lien Loan Agreement provided the Company with a $15.0 million term loan which matures in January 2011 (Term Loan.) The proceeds of the term loan were used to repay indebtedness of the Company under the Restated LaSalle Credit Agreement, as amended.

(Dollars in thousands, except share data and as otherwise indicated)

On February 5, 2007, LaSalle assigned all of its rights and obligations as the agent and lender under the Second Lien Loan Agreement to Atalaya Funding II, L.P. as lender and Atalaya Administrative, LLC, as agent (Atalaya.)

On June 29, 2007, the Company entered into: (i) Amendment No. 1 to the Second Restated LaSalle Credit Agreement; and (ii) a First Amendment to Second Lien Loan Agreement with Atalaya Funding II, L.P. as lender and Atalaya Administrative, LLC, as agent (the First Amendments.) Pursuant to the terms of the Amendments, LaSalle and Atalaya agreed, among other things, to adjust certain financial covenants including the maximum restructuring cash disbursements covenant, the EBITDA covenant, and the leverage covenant.

On January 24, 2008, the Company entered into: (i) Amendment No. 2 to the Second Restated LaSalle Credit Agreement; and (ii) a Second Amendment to Second Lien Loan Agreement with Atalaya Funding II, L.P. as lender and Atalaya Administrative, LLC, as agent (the Second Amendments). Pursuant to the terms of the Second Amendments, LaSalle and Atalaya agreed, among other things, to adjust certain financial covenants including the maximum restructuring cash disbursement covenant, the fixed charge coverage covenant, the EBITDA covenant, and the leverage covenant, and add a new capital expenditures covenant. In addition, Atalaya agreed to reduce the voluntary prepayment penalty associated with the Term Loan if the Term Loan was prepaid in full prior to July 1, 2008. As partial consideration for the Second Amendment by Atalaya, the Company issued a warrant to purchase 512,245 common shares of the Company at an exercise price of $1.05 per share to an affiliate of Atalaya.

On February 29, 2008, the Company entered into: (i) Amendment No. 3 to the Second Restated LaSalle Credit Agreement; and (ii) a Third Amendment to Second Lien Loan Agreement with Atalaya Funding II, L.P. as lender and Atalaya Administrative, LLC, as agent (the Third Amendments). Pursuant to the terms of the Third Amendments, LaSalle and Atalaya agreed, among other things, to adjust the EBITDA financial covenant to include an add-back to EBITDA for any non-cash charges related to expenses and costs incurred in connection with the retirement or termination of any of the officers or managers of the Company. In addition, the period of time during which the Company could voluntarily prepay the Term Loan with Atalaya in full for a lower prepayment penalty was changed. The Company had until May 30, 2008 rather than June 30, 2008 to make such a prepayment. As consideration for the Third Amendments by Atalaya, the Company agreed, among other things, to reduce the exercise price on the warrant to purchase 512,245 common shares of the Company previously issued to an affiliate of Atalaya from $1.05 per share to $.90 per share. Atalaya has exercised all of their warrants on a cashless basis in the first fiscal quarter of 2009.

Interest rates on the Company's borrowings under the Revolving Loan Facility with LaSalle during the period of December 30, 2007 to May 5, 2008 ranged from 5.25% to 7.50%. Interest rates on the Company's borrowings under the Term Loan with Atalaya during the same period ranged from 13.5% to 14.0%.

On May 5, 2008, the Company entered into a Revolving Credit and Security Agreement (Revolving Loan Agreement) with PNC Bank National Association (PNC), as agent, and the financial institutions from time to time parties thereto as lenders. The Revolving Loan Agreement provides the Company with a $40.0 million revolving loan facility which expires in May 2011. Borrowings under the Revolving Loan Agreement were used to repay in full the Company's Revolving Loan Facility and Term Loan.

On June 26, 2008, the Company entered into an amendment (the Amendment) to the Revolving Loan Agreement in connection with the syndication of that facility. Pursuant to the terms of the Amendment, the Company and PNC agreed to amend the definitions of applicable margin, obligations, and unbilled eligible receivables.

The Company's ability to borrow under the Revolving Loan Agreement depends on the amount of eligible accounts receivable from its clients. The Revolving Loan Agreement contains certain financial covenants including limits on the amount of capital expenditures and maintenance of a minimum fixed charge coverage ratio. Other covenants in the Revolving Loan Agreement prohibit (with limited exceptions) the Company from incurring additional indebtedness, repurchasing outstanding common shares, permitting liens, acquiring, selling or disposing of certain assets, engaging in certain mergers and acquisitions, paying dividends or making certain restricted payments.

(Dollars in thousands, except share data and as otherwise indicated)

Borrowings under the Revolving Loan Agreement incur a floating interest rate based on the LIBOR index rate or an alternate base rate which approximates the prime rate defined in the Revolving Loan Agreement subjecting the Company to interest rate risk and requires a $5.0 million interest rate hedge. In August 2008, the Company entered into a pay fixed / receive floating interest rate swap for a $5.0 million notional amount. The objective of the swap is to mitigate the variability in cash flows resulting from changes in the LIBOR rate. The interest rate swap does not meet the criteria to be accounted for as a hedge and therefore, the unrealized gain of $0.3 million as of December 28, 2008 was recorded as a component of interest expense in the Company's Statement of Operations.

The Revolving Loan Agreement is secured principally by a grant of a first priority security interest in all of the Company's personal property, including its accounts receivable. In addition, the Company pays a commitment fee on the unused portion of the Revolving Loan Agreement as well as fees on outstanding letters of credit.

In addition to borrowing against its eligible receivables, the Company may borrow an additional $9.0 million which is supported by a letter of credit (Credit Enhancement Letter of Credit) which was provided by TCS Global Holdings, L.P. (TCS), an affiliate of Theodore G. Schwartz, the Company's Chairman and principal shareholder. The face amount of the Credit Enhancement Letter of Credit may be reduced or entirely released by PNC under certain circumstances after PNC receives the Company's audited financial statements for the fiscal year ended December 28, 2008, and if the Company achieves certain financial ratios and EBITDA and meets certain minimum availability thresholds under the Revolving Loan Agreement. Based upon the Company's performance against these requirements, the Company anticipates the Credit Enhancement Letter of Credit to be entirely released by PNC by the end of the first quarter of 2009.

In connection with the issuance of the Credit Enhancement Letter of Credit, the Company and TCS entered into a Reimbursement and Security Agreement, dated May 5, 2008 (Reimbursement Agreement). Under the terms of the Reimbursement Agreement, the Company paid $0.2 million in fees to TCS which are being amortized over the term of the Credit Enhancement Letter of Credit. Additionally, the Company pays TCS for providing the Credit Enhancement Letter of Credit an amount which varies depending on the amount of borrowings under the Revolving Loan Agreement. PNC is entitled to draw on the Credit Enhancement Letter of Credit under certain circumstances. In such event, the Company is obligated to reimburse TCS for the total amount so drawn. Any unpaid reimbursement amounts due under the Reimbursement Agreement incur interest at floating interest rate based on the LIBOR index rate. The Company's obligations under the Reimbursement Agreement are secured principally by a grant of a second priority security interest in all of its personal property, including accounts receivable. The Reimbursement Agreement also contains covenants substantially identical to the covenants contained in the Revolving Loan Agreement.

Borrowings under the Revolving Loan Agreement totaled $6.1 million as of December 28, 2008. The weighted average interest rates on the Company's borrowings with PNC and TCS for the period of May 6, 2008 through December 28, 2008 were approximately 5.3% under the Revolving Loan Agreement and 5% under the Credit Enhancement Letter of Credit. The Company had $22.2 million of unused borrowing capacity under the Revolving Loan Agreement as of December 28, 2008. The Company was in compliance with its financial covenants as of December 28, 2008.

At the end of fiscal 2008, we had approximately $34.0 million in undrawn, committed capacity under our Revolving Loan Agreement, of which $22.2 million was available based upon borrowing base calculations. We are not aware of any issues with our lenders which might cause funds not to be available for us to draw upon under the terms of our Revolving Loan Agreement.

The Company expects that its cash balances, cash flow from operations and available borrowings under its Revolving Loan Agreement will be sufficient to meet projected operating needs, fund any planned capital expenditures, and repay debt obligations for the next twelve months. The Company's cash flow is significantly impacted by its ability to collect its clients' accounts receivable on a timely basis. To the extent that the Company's business with a single client or small group of clients represents a more significant portion of its revenue, a delay in receiving payment could materially and adversely affect the availability of cash to fund operations. A significant change in operating cash flow or a failure to sustain profitability could have a material adverse effect on the Company's liquidity and its ability to comply with the covenants in its Revolving Loan Agreement. In addition, the Company's failure to adhere to the financial and other covenants could give rise to a default under the Revolving Loan Agreement which would have a material adverse effect on the Company's liquidity and financial condition. There can be no assurances that the Company will be able to meet the financial and other covenants in its Revolving Loan Agreement.

(Dollars in thousands, except share data and as otherwise indicated)

10. Commitments and Contingencies

Lease Commitments

The Company leases its customer care centers, administrative offices and certain equipment under operating leases. Rent expense for fiscal years 2008, 2007 and 2006 was $7,906, $7,258 and $5,481, respectively.

On October 10, 2006 the Company sold its Cedar Rapids, Iowa facility in a sale-leaseback transaction that resulted in a net gain of $0.8 million. In accordance with SFAS No. 28 "*Accounting for Sales with Leaseback*" the gain has been deferred and is being amortized over terms based on the individual lease-back agreements.

Minimum future rental payments for real estate and equipment, including common area maintenance commitments, at December 28, 2008, are as follows:

	Operating Leases
2009	$ 8,371
2010	6,698
2011	4,793
2012	4,095
2013	2,937
Years thereafter	8,378
Total payments	$ 35,272

Telecommunications Commitments

The Company has contracts with its telecommunications providers that require certain minimum usage each year of the contract. At December 28, 2008, the commitments under these contracts are as follows:

	Total
2009	$ 3,621
2010	1,719
2011	1,464
Total commitments	$ 6,804

Legal Proceedings

The Company is subject to lawsuits, governmental investigations and claims arising out of the normal conduct of its business. Management does not believe that the outcome of any pending claims will have a material adverse effect on the Company's business, results of operations, liquidity or financial condition. Although management does not believe that any such proceeding will result in a material adverse effect, no assurance to that effect can be given.

On or about February 10, 2009, the Company was served with a purported class action complaint filed on or about February 6, 2009. The complaint was filed in the Circuit Court of the Nineteenth Judicial Circuit, Lake County, Illinois against the Company, all of its directors and Tresar Holdings LLC ("Tresar"). The complaint alleges that the directors breached their fiduciary duties of good faith, loyalty, fair dealing and due care. The complaint also alleges that Tresar and Theodore G. Schwartz aided and abetted the directors in breaching their fiduciary duties. The action is in its very early stages and has not yet been certified by the court as a class action. The Company believes that the complaint is without merit and intends to defend the lawsuit vigorously.

(Dollars in thousands, except share data and as otherwise indicated)

11. Shareholders' Equity

The authorized capital stock of the Company consists of 200 million common shares, $.01 par value per share, of which 50,783,312 were issued as of December 28, 2008, and 50 million preferred shares, $.01 par value per share, of which no shares have been issued. In fiscal years 2008 and 2007 treasury shares of 46,234 and 200,045 were issued through the Company's Incentive Stock Plan.

12. Earnings Per Share

Basic earnings per share are computed by dividing the Company's net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share are computed by dividing the Company's net income by the weighted average number of shares and dilutive potential common shares outstanding during the period. The impact of any potentially dilutive securities is excluded from the computation for fiscal years 2006 as the Company recorded a net loss for this period. The following table sets forth the computations of basic and diluted earnings per share:

	2008	2007	2006
Net income (loss)	$ 3,019	$ 5,089	$ (30,539)
Weighted average common shares outstanding	50,424	49,800	49,458
Income (loss) per share—basic	$ 0.06	$ 0.10	$ (0.62)
Effects of dilutive securities	53	2,219	-
Weighted average common and common equivalent shares outstanding	50,477	52,019	49,458
Income (loss) per share—diluted	$ 0.06	$ 0.10	$ (0.62)

In fiscal year 2006, approximately 268,500 options were excluded from the computation of diluted loss per share because they would have been anti-dilutive. At December 31, 2006 options to purchase common shares and non-vested common shares totaling 7.6 million at prices ranging $0.00 to $16.75 per share were excluded from the 2006 calculation.

13. Stock Awards

The Amended and Restated 2005 Incentive Stock Plan (Plan) adopted on April 4, 2007 replaced and superseded the 2005 Incentive Stock Plan. Under the Plan, directors, officers, key employees and non-employee consultants may be granted non-qualified stock options, incentive stock options, stock appreciation rights, performance shares and stock awards, as determined by the Compensation Committee of the Board of Directors. Prior to April 4, 2007, options to purchase common shares were granted with an exercise price equal to the average of the high and low market price of the Company's common shares on The NASDAQ Global Market on the date of the grant. Effective April 4, 2007, the Plan was amended to provide that the fair value for future option grants would be the closing price of the common shares on The NASDAQ Global Market on the date of the grant. A total of 11.8 million shares have been authorized for grant under the Plan. At December 28, 2008, 2.5 million shares were available for future grant under the Plan. The exercise price of stock options granted under the Plan may not be less than 100% of the fair market value of the common shares on the date of grant. Options under the Plan expire no later than 10 years after date of grant.

Effective in the third quarter of fiscal year 2003, the option program for non-employee directors was revised. Under the revised program, each director receives four quarterly grants of an equal number of options. The number of options granted is determined once each year by dividing $90 by the average fair market value of the stock for the previous year. The exercise price is the fair market value of the underlying stock on the date of the grant. In fiscal years 2008, 2007 and 2006, non-employee directors received an aggregate of 256,852, 267,192 and 420,112 options, respectively.

(Dollars in thousands, except share data and as otherwise indicated)

The Company estimated the fair value of its new grants using the Black-Scholes option-pricing model with the following assumptions:

	For the Fiscal Year Ended December 28, 2008	
	Options	Non-vested Common Shares
Expected volatility	81 - 93%	N/A
Risk-free interest rate	2.14 - 3.99%	N/A
Expected life in years	2.11 - 2.40	N/A
Annualized forfeiture rate	14.4%	14.4%
Weighted average grant date fair value	$ 0.56	$ 1.10

Stock Option Activity

Stock option activity under the Plan for fiscal years 2008, 2007 and 2006 was as follows:

Description	Shares	Grant Price Range Per Share	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding as of January 1, 2006	7,674,299	$0.85 - $38.13	$ 2.48	
Granted	720,112	1.80 - 2.84	2.21	
Exercised	(41,000)	1.55 - 3.57	2.10	
Cancelled	(1,091,446)	1.35 - 38.13	3.61	
Outstanding as of December 31, 2006	7,261,965	$0.85 - $16.75	$ 2.15	
Granted	532,192	2.43 - 4.73	3.47	
Exercised	(501,324)	.86 - 3.57	1.46	
Cancelled	(797,437)	.86 - 16.75	2.91	
Outstanding as of December 30, 2007	6,495,396	$0.85 - $11.63	$ 2.22	
Granted	3,371,597	.79 - 2.15	1.14	
Exercised	(450,250)	.85 - 1.35	0.90	
Cancelled	(2,838,482)	.79 - 11.56	2.10	
Outstanding as of December 28, 2008	6,578,261	$0.79 - $11.63	$ 1.81	$ 192,437
Stock options exercisable at December 28, 2008	2,995,364	$0.86 -$11.63	$ 2.22	$ 85,096

The weighted average grant date fair value of options granted in fiscal years 2008, 2007 and 2006 was $0.56, $1.27 and $0.89 per share, respectively.

(Dollars in thousands, except share data and as otherwise indicated)

The following table summarizes information concerning stock options outstanding as of December 28, 2008:

	Per Share Exercise Price Ranges			Total
	$0.79-$1.21	$1.25-$2.34	$2.43-$11.63	$0.79-$11.63
Outstanding as of December 28, 2008	2,854,605	2,226,594	1,497,062	6,578,261
Weighted average remaining term	7.95	7.19	4.51	6.91
Weighted average exercise price	$ 1.04	$ 1.66	$ 3.50	$ 1.81
Exercisable as of December 28, 2008	743,393	1,088,357	1,163,614	2,995,364
Weighted average remaining term				4.62
Weighted average exercise price	$ 0.91	$ 1.68	$ 3.56	$ 2.22

Non-vested Common Share Activity

Non-vested common share grant activity for fiscal year 2008 was as follows:

Description	Shares
Outstanding as of December 30, 2007	366,758
Granted	50,000
Exercised	(313,758)
Cancelled	(50,000)
Outstanding as of December 28, 2008	53,000

The weighted average grant date fair value of non-vested common shares granted in fiscal year 2008 was $1.10

14. Benefit Plans

In October 1995, the Company adopted a 401(k) savings plan. Employees meeting certain eligibility requirements may contribute up to 15% of pretax gross wages, subject to certain restrictions. The contribution percentage was increased to 25% in fiscal year 2005. The Company also sponsors a non-qualified retirement plan (Select Plan) for senior employees. Those employees meeting the eligibility requirements as defined therein may contribute up to 25% of their base wages across the 401(k) plan and the Select Plan, subject to certain restrictions. The Company makes matching contributions of 50% of the first 6% of an employee's wages contributed to these plans. Company matching contributions vest 20% per year over a five-year period. For fiscal years 2008, 2007 and 2006 the Company made matching contributions to the plans of $553, $537 and $458, respectively.

15. Related Party Transactions

The Company has a $124,000 investment in 2001 Development Corporation, a community-oriented economic development company in Cedar Rapids, Iowa, of which Thomas M. Collins is the President. Mr. Collins was a member of the Board of Directors of the Company until his retirement in June 2007. Mr. Collins owns no interest in 2001 Development Corporation.

In addition to borrowing under the Revolving Loan Agreement with PNC, the Company may borrow an additional $9.0 million which is supported by a letter of credit (Credit Enhancement Letter of Credit) which was provided by TCS Global Holdings, L.P. (TCS), an affiliate of Theodore G. Schwartz, the Company's Chairman and principal shareholder. The face amount of the Credit Enhancement Letter of Credit may be reduced or entirely released by PNC under certain circumstances after PNC receives the Company's audited financial statements for the fiscal year ended December 28, 2008, and if the Company achieves certain financial ratios and EBITDA and meets certain minimum availability thresholds under the Revolving Loan Agreement. Based upon the Company's performance against these requirements, the Company anticipates the Credit Enhancement Letter of Credit to be entirely released by PNC by the end of the first quarter of 2009.

(Dollars in thousands, except share data and as otherwise indicated)

In connection with the issuance of the Credit Enhancement Letter of Credit, the Company and TCS entered into a Reimbursement and Security Agreement, dated May 5, 2008 (Reimbursement Agreement). Under the terms of the Reimbursement Agreement, the Company paid $0.2 million in fees to TCS which are being amortized over the term of the Credit Enhancement Letter of Credit. Additionally, the Company pays TCS for providing the Credit Enhancement Letter of Credit an amount which varies depending on the amount of borrowings under the Revolving Loan Agreement. The Company paid $0.1 million to TCS in fiscal year 2008 for fees related to the Credit Enhancement Letter of Credit. See Note 9 for more information.

16. Reclassification

Certain amounts reported in fiscal years 2007 and 2006 have been reclassified to conform to the 2008 presentation.

17. Fair Value Measurements

The Company adopted SFAS 157 "Fair Value Measurements", as of December 31, 2007, with the exception of the application of the statement to non-recurring, non-financial assets and liabilities which becomes effective December 29, 2008. The adoption of SFAS 157 did not have a material impact on the Company's fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.
- Level 3 – Unobservable inputs based on the Company's own assumptions.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 28, 2008:

	Fair Value Measurements as of December 28, 2008		
	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	$ 618	$ -	$ -
Foreign currency contracts, net liability(2)	$ -	$ 434	$ -
Interest rate swap, net liability(3)	$ -	$ 259	$ -

(1) Cash and cash equivalents: The carrying amount of these items approximates fair value at period end.

(2) Foreign currency contracts: The carrying amount of these items is based on valuations provided by the counter-party institution, but there are no guaranteed selling prices for these forward currency contracts.

(3) Interest rate swap: The carrying amount of this item is based on a valuation provided by the counter-party institution, but there is no guaranteed selling price for this contract.

The carrying amounts of accounts receivable, accounts payable and short-term debt approximate fair value.

18. Subsequent Events

On January 29, 2009, the Company received a proposal from Tresar Holdings LLC, an affiliate of Theodore G. Schwartz, the Company's Chairman and principal shareholder, to acquire all of the outstanding shares of common stock of the Company other than those shares held by Theodore G. Schwartz and certain related holders. The Company's Board of Directors formed a special committee of independent directors to review the proposal.

(Dollars in thousands, except share data and as otherwise indicated)

On or about February 10, 2009, the Company was served with a purported class action complaint filed on or about February 6, 2009. The complaint was filed in the Circuit Court of the Nineteenth Judicial Circuit, Lake County, Illinois against the Company, all of its directors and Tresar Holdings LLC ("Tresar"). The complaint alleges that the directors breached their fiduciary duties of good faith, loyalty, fair dealing and due care. The complaint also alleges that Tresar and Theodore G. Schwartz aided and abetted the directors in breaching their fiduciary duties. The action is in its very early stages and has not yet been certified by the court as a class action. The Company believes that the complaint is without merit and intends to defend the lawsuit vigorously.

On March 9, 2009, the Company announced that the special committee of its Board of Directors and Tresar Holdings LLC had jointly agreed not to further pursue Tresar Holdings' proposal to acquire the remaining outstanding shares of the Company's common stock not currently held by Theodore G. Schwartz, the Company's Founder and Chairman, and certain related holders. Tresar Holdings withdrew its proposal.

19. Quarterly Data (Unaudited)

The following is a summary of the quarterly results of operations, including income per share, for the Company for the quarterly periods of fiscal years 2008 and 2007:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Fiscal year ended December 28, 2008:					
Net revenue	$ 63,517	$ 60,710	$ 59,243	$ 65,329	$ 248,799
Gross profit	7,771	10,732	10,071	12,272	40,846
Operating income (loss)	(3,138)	2,468	2,268	5,465	7,063
Net income (loss)	(4,028)	(63)	2,005	5,105	3,019
Net income (loss) per share					
Basic	$ (0.08)	$ 0.00	$ 0.04	$ 0.10	$ 0.06
Diluted	$ (0.08)	$ 0.00	$ 0.04	$ 0.10	$ 0.06
Fiscal year ended December 30, 2007:					
Net revenue	$ 52,384	$ 53,819	$ 56,820	$ 61,660	$ 224,683
Gross profit	6,317	4,090	4,521	5,875	20,803
Operating loss	(1,574)	(4,656)	(1,987)	(974)	(9,191)
Net income (loss)	15,215	(5,436)	(2,763)	(1,927)	5,089
Net income (loss) per share					
Basic	$ 0.31	$ (0.11)	$ (0.06)	$ (0.04)	$ 0.10
Diluted	$ 0.30	$ (0.11)	$ (0.06)	$ (0.04)	$ 0.10

Total quarterly earnings per common share may not equal the full year amount because net income per common share is calculated independently for each quarter. Common share equivalents can change on a quarter-to-quarter basis due to their dilutive impact on each quarterly earnings per share calculation.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

We have not had disagreements with our independent registered public accounting firm regarding accounting or financial disclosure matters.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our principal executive officer and our principal financial officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework,* our management concluded that our internal control over financial reporting is effective as of December 28, 2008. The effectiveness of our internal control over financial reporting as of December 28, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere in this Annual Report on Form 10-K.

Inherent Limitations on the Effectiveness of Controls

Our management, including our principal executive officer and our principal financial officer, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our Company have been detected.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any controls' effectiveness in future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Internal Control Over Financial Reporting

There have not been changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter ended December 28, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and
Shareholders of APAC Customer Services, Inc.

We have audited APAC Customer Services, Inc.'s internal control over financial reporting as of December 28, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). APAC Customer Services, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's APAC Customer Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 28, 2008 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of APAC Customer Services, Inc. as of December 28, 2008 and December 30, 2007, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 28, 2008 and our report dated March 12, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Chicago, Illinois
March 12, 2009

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item (except for the information regarding executive officers required by Item 401 of Regulation S-K which is included in Part I under the caption "Executive Officers of Registrant") will be set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on June 3, 2009 under the caption "Election of Directors," which information is incorporated herein by reference.

We have adopted a financial code of ethics that applies to our Chief Executive Officer and senior financial and accounting officers. This financial code of ethics is posted on our website. The internet address for our website is http://www.apaccustomerservices.com and the financial code of ethics may be found in the Investor Relations portion of that website. We intend to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address and location specified above.

Information concerning compliance with Section 16 of the Exchange Act will be set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on June 3, 2009 under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," which information is hereby incorporated by reference.

Item 11. Executive Compensation.

The information required by this Item will be set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on June 3, 2009 under the captions "Election of Directors – Compensation Committee Interlocks and Insider Participation" and "Executive Compensation," which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

(a) The information concerning the security ownership of certain beneficial owners required by this Item will be set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on June 3, 2009 under the caption "Common Shares Beneficially Owned by Principal Shareholders and Management," which information is hereby incorporated by reference.

(b) The information concerning security ownership of management required by this Item will be set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on June 3, 2009 under the caption "Common Shares Beneficially Owned by Principal Shareholders and Management," which information is hereby incorporated by reference.

Equity Compensation Plan Information

The following table summarizes the status of common shares authorized for issuance under our Amended and Restated 2005 Incentive Stock Plan as of December 28, 2008.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	6,578,261	$1.81	2,502,849
Equity compensation plans not approved by security holders	-	-	-

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item will be set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on June 3, 2009 under the captions "Election of Directors" and "Certain Relationships and Related Transactions," which information is hereby incorporated by reference.

Item 14. Principal Accounting Fees and Services.

The information required by this Item will be set forth in our Proxy Statement for the Annual Meeting of Shareholders to be held on June 3, 2009 under the caption "Relationships with Independent Registered Public Accounting Firm," which information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) (1) Financial Statements

The following financial statements of the Company are included in Part II, Item 8 of this Annual Report on Form 10-K:

(i) Report of Independent Registered Public Accounting Firm for the Fiscal Years Ended December 28, 2008, December 30, 2007, and December 31, 2006

(ii) Consolidated Statements of Operations for the Fiscal Years Ended December 28, 2008, December 30, 2007, and December 31, 2006

(iii) Consolidated Balance Sheets as of December 28, 2008 and December 30, 2007

(iv) Consolidated Statements of Shareholders' Equity for the Fiscal Years Ended December 28, 2008, December 30, 2007, and December 31, 2006

(v) Consolidated Statements of Cash Flows for the Fiscal Years Ended December 28, 2008, December 30, 2007, and December 31, 2006

(vi) Notes to Consolidated Financial Statements

(vii) Quarterly Results of Operations for the Fiscal Years Ended December 28, 2008 and December 30, 2007

(2) Financial Statement Schedules

The following financial statement schedule is submitted as part of this Annual Report on Form 10-K:

(i) Schedule II—Valuation and Qualifying Accounts

All other schedules are not submitted because they are not applicable or are not required under Regulation S-X or because the required information is included in the financial statements or notes thereto.

(3) Exhibits

The exhibits required by Item 601 of Regulation S-K are listed in the Exhibit Index attached hereto.

(b) Exhibits

The response to this portion of Item 15 is submitted as a separate section of this Annual Report on Form 10-K. See Item 15(a) (3) above.

(c) **Financial Statement Schedules**

The response to this portion of Item 15 is submitted as a separate section of this Annual Report on Form 10-K. See Item 15(a) (2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APAC CUSTOMER SERVICES, INC.

By: /s/ ANDREW B. SZAFRAN
Andrew B. Szafran
Senior Vice President and
Chief Financial Officer

Dated: March 13, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ THEODORE G. SCHWARTZ* Theodore G. Schwartz	Chairman of the Board of Directors	March 13, 2009
/s/ MICHAEL P. MARROW Michael P. Marrow	Director, President and Chief Executive Officer (Principal Executive Officer)	March 13, 2009
/s/ ANDREW B. SZAFRAN Andrew B. Szafran	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 13, 2009
/s/ JOSEPH R. DOOLAN Joseph R. Doolan	Vice President and Controller (Principal Accounting Officer)	March 13, 2009
/s/ CINDY K. ANDREOTTI* Cindy K. Andreotti	Director	March 13, 2009
/s/ JOHN C. KRAFT * John C. Kraft	Director	March 13, 2009
/s/ BHASKAR MENON * Bhaskar Menon	Director	March 13, 2009
/s/ JOHN J. PARK * John J. Park	Director	March 13, 2009
/s/ SAMUEL K. SKINNER* Samuel K. Skinner	Director	March 13, 2009
s/ JOHN L. WORKMAN * John L. Workman	Director	March 13, 2009

* Andrew B. Szafran, as attorney in fact for each person indicated.

Schedule II

VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions (a)	Balance at End of Period
Allowance for doubtful accounts:				
Fiscal Year ended December 31, 2006	$ 1,919	$ 854	$ 1,300	$ 1,473
Fiscal Year ended December 30, 2007	1,473	562	938	1,097
Fiscal Year ended December 28, 2008	1,097	2,203	1,865	1,435

(a) Represents charges for which the allowance account was created.

Exhibit Index

Exhibit Number	Description
3.1	Articles of Incorporation of APAC Customer Services, Inc., incorporated by reference to APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 1, 2006.
3.2	Second Amended and Restated By-laws of APAC Customer Services, Inc., incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated August 22, 2007.
4.1	Specimen Common Stock Certificate for APAC Customer Services, Inc.
4.2	Warrant to Purchase Common Shares, dated January 24, 2008, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated January 29, 2008.
4.3	Amendment to Warrant to Purchase Common Shares, dated February 29, 2008, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated March 5, 2008.
*10.1	APAC Customer Services, Inc. Amended and Restated 2005 Incentive Stock Plan incorporated by reference into APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007.
*10.2	Form of Non-Employee Director Stock Option Agreement (revised 2007), incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007.
*10.3	Form of Employee Stock Option Agreement (revised 2007), incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007.
*10.4	Form of Restricted Stock Award Agreement (revised 2007), incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2007.
*10.5	APAC Customer Services, Inc. Retirement Plan for Senior Employees, incorporated by reference to APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2007.
*10.6	Amended and Restated Executive Employment Agreement with Robert J. Keller, dated August 6, 2007, incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2007.
*10.7	Letter Agreement, dated January 16, 2008, with Robert J. Keller, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated January 17, 2008.
*10.8	Employment Agreement with Pamela R. Schneider, dated June 1, 2005, incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2005.
*10.9	Amendment to Employment Agreement with Pamela R. Schneider, dated August 6, 2007, incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2007.
*10.10	Employment Agreement with James M. McClenahan, dated May 9, 2004, incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2004.
*10.11	Amendment to Employment Agreement with James M. McClenahan, dated August 6, 2007, incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2007.
*10.12	Employment Agreement with George H. Hepburn III, dated September 6, 2005, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated September 15, 2005.
*10.13	Amendment to Employment Agreement with George H. Hepburn III, dated August 6, 2007, incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2007.
*10.14	Employment Agreement with Mark E. McDermott, dated April 12, 2004, incorporated by reference into APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended January 2, 2005.
*10.15	Amendment to Employment Agreement with Mark E. McDermott, dated August 6, 2007, incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2007.

Exhibit Number	Description
*10.16	Employment Agreement with Joseph R. Doolan, dated January 11, 2006, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated February 9, 2006.
*10.17	APAC Customer Services, Inc. Management Incentive Plan, as amended and restated effective August 2, 2007, incorporated by reference into APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2007.
*10.18	Form of Amended and Restated Employment Security Agreement, incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2007.
*10.19	Form of Employment Security Agreement, incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2007.
*10.20	Executive Employment Agreement, dated February 18, 2008, with Michael P. Marrow, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated February 19, 2008.
10.21	Amended and Restated Credit Agreement, dated October 31, 2005, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated November 3, 2005.
10. 22	Amendment No. 1 to Amended and Restated Credit Agreement, effective as of February 21, 2006, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated March 9, 2006.
10.23	Amendment No. 2 to Amended and Restated Credit Agreement, effective as of April 2, 2006, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated April 27, 2006.
10.24	Amendment No. 3 to Amended and Restated Credit Agreement, effective as of June 2, 2006, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated June 9, 2006.
10.25	Amendment No. 4 to Amended and Restated Credit Agreement, effective as of October 1, 2006, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated October 30, 2006.
10.26	Amendment No. 5 to Amended and Restated Credit Agreement, dated as of November 10, 2006, incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q, for fiscal quarter ended October 1, 2006.
10.27	Amendment No. 6 to Amended and Restated Credit Agreement, dated as of December 5, 2006, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated December 8 2006.
10.28	Second Amended and Restated Loan and Security Agreement, dated January 31, 2007, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated February 5, 2007.
10.29	Amendment No. 1 to Second Amended and Restated Loan and Security Agreement, dated June 29, 2007, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated July 3, 2007.
10.30	Amendment No. 2 to Second Amended and Restated Loan and Security Agreement, dated January 24, 2008, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated January 29, 2008.
10.31	Amendment No. 3 to Second Amended and Restated Loan and Security Agreement, dated February 29, 2008, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated March 5, 2008.
10.32	Second Lien Loan and Security Agreement, dated January 31, 2007, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated February 5, 2007.
10.33	First Amendment to Second Lien Loan and Security Agreement, dated June 29, 2007, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated July 3, 2007.
10.34	Second Amendment to Second Lien Loan and Security Agreement, dated January 24, 2008, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated January 29, 2008.
10.35	Third Amendment to Second Lien Loan and Security Agreement, dated February 29, 2008, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated March 5, 2008.
10.36	Registration Rights Agreement, incorporated by reference to APAC TeleServices, Inc.'s Registration Statement on Form S-1, as amended, Registration No. 33-95638.

Exhibit Number	Description
10.37	Tax Agreement, incorporated by reference to APAC TeleServices, Inc.'s Registration Statement on Form S-1, as amended, Registration No. 33-95638.
10.38	Master Agreement for Call Center Services, dated February 1, 2003, with Cellco Partnership d/b/a Verizon Wireless, incorporated by reference to APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2007.
10.39	Amendment Number One to Master Teleservices Agreement, dated February 1, 2004, with Cellco Partnership d/b/a Verizon Wireless, incorporated by reference to APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2007.
10.40	Amendment Number Two to Master Teleservices Agreement, dated March 1, 2005, with Cellco Partnership d/b/a Verizon Wireless, incorporated by reference to APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2007.
10.41	Amendment Number Three to Master Teleservices Agreement, effective April 1, 2005, with Cellco Partnership d/b/a Verizon Wireless, incorporated by reference to APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2007.
10.42	Amendment Number Four to Master Teleservices Agreement, effective March 31, 2006, with Cellco Partnership d/b/a Verizon Wireless, incorporated by reference to APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2007.
10.43	Amendment Number Six to Master Teleservices Agreement, effective May 17, 2007, with Verizon Services Corp, incorporated by reference to APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2007.
10.44	Master Services Agreement, effective October 28, 2002, with United Parcel Services OASIS Supply Corporation, incorporated by reference to APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2007.
10.45	Tampa, Florida Facility Amendment to Master Services Agreement, effective April 30, 2007, with United Parcel Services OASIS Supply Corporation, incorporated by reference to APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2007.
10.46	Agreement, dated August 10, 2004, with Unicare Life & Health Insurance Company, incorporated by reference to APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2007. [CONFIDENTIAL TREATMENT REQUESTED]
10.47	Amendment Number 1 and Assignment, dated July 1, 2005, with Unicare Life and Health Insurance Company and WellPoint, Inc. , incorporated by reference to APAC Customer Services, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 2007.
10.48	Vendor Agreement for Call Center Services, dated September 26, 2004 with Medco Health Solutions, Inc.
10.49	Revolving Loan and Security Agreement, dated May 5, 2008, among APAC Customer Services, Inc. and PNC Bank, National Association, as agent, and the financial institutions from time to time party thereto as lenders, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated May 6, 2008.
10.50	Reimbursement and Security Agreement, dated May 5, 2008, between APAC Customer Services, Inc. and TCS Global Holdings, L.P., incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated May 6, 2008.
*10.51	Employment Agreement with Arthur DiBari, dated March 11, 2008, incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2008.
*10.52	Employment Agreement with Andrew B. Szafran, dated May 12, 2008, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated May 14, 2008.
*10.53	Employment Agreement with Robert B. Nachwalter, dated October 31, 2008, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated November 20, 2008.

Exhibit Number	Description
10.54	Indemnification Agreement dated February 18, 2009, incorporated by reference to APAC Customer Services, Inc.'s Current Report on Form 8-K, dated February 24, 2009.
*10.55	Employment Agreement with Mark Anderson, dated March 18, 2008, incorporated by reference to APAC Customer Services, Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2008.
21.1	Subsidiaries of APAC Customer Services, Inc.
23.2	Consent of Ernst & Young LLP.
24.1	Power of attorney executed by Cindy K. Andreotti, John C. Kraft, Bhaskar Menon, John J. Park, Theodore G. Schwartz, Samuel K. Skinner and John L. Workman.
31.1	Certification of Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates management employment contracts or compensatory plans or arrangements.

Exhibit 31.1

CERTIFICATION AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael P. Marrow, Chief Executive Officer of APAC Customer Services, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of APAC Customer Services, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer (s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2009

/s/ MICHAEL P. MARROW
Michael P. Marrow
Chief Executive Officer

Exhibit 31.2

CERTIFICATION AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Andrew B. Szafran, Chief Financial Officer of APAC Customer Services, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of APAC Customer Services, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 13, 2009

/s/ ANDREW B. SZAFRAN
Andrew B. Szafran
Chief Financial Officer

Exhibit 32.1

Certification of CEO and CFO Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of APAC Customer Services, Inc. (the "Company") for the fiscal year ended December 28, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Michael P. Marrow, as Chief Executive Officer of the Company, and Andrew B. Szafran, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MICHAEL P. MARROW
Name: Michael P. Marrow
Title: Chief Executive Officer
Date: March 13, 2009

/s/ ANDREW B. SZAFRAN
Name: Andrew B. Szafran
Title: Chief Financial Officer
Date: March 13, 2009

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.